SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 30, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

INTERIM REPORT

July 30, 2015

Nokia Corporation Interim Report for Q2 2015 and January-June 2015

Strong Q2 positions Nokia well to meet full year 2015 objectives

Nokia Corporation

Interim Report

July 30, 2015 at 08:00 (CET +1)

This is a summary of the Nokia Corporation interim report for second quarter 2015 and January-June 2015 published today. The complete interim report for second quarter 2015 and January-June 2015 with tables is available at http://company.nokia.com/en/financials. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

FINANCIAL HIGHLIGHTS

•                  Net sales in Q2 2015 of EUR 3.2 billion (EUR 2.9 billion in Q2 2014), up 9% year-on-year (down 1% year-on-year on a constant currency basis)

•                  Non-IFRS diluted EPS in Q2 2015 of EUR 0.09 (EUR 0.06 in Q2 2014), an increase of 50% year-on-year; reported diluted EPS in Q2 2015 of EUR 0.09 (loss of EUR 0.01 in Q2 2014)

Nokia Networks

•                  6% year-on-year net sales growth (4% year-on-year decline on a constant currency basis)

•                  12% year-on-year growth in non-IFRS gross profit, with non-IFRS gross margin increasing to 40.0% from 38.1%, primarily driven by an elevated level of software sales within Mobile Broadband and strong performance across Global Services

•                  11% year-on-year growth in non-IFRS operating profit, with non-IFRS operating margin increasing to 11.5% from 11.0%, supported by continued focus on operational excellence

HERE

•                  25% year-on-year growth in net sales, with 24% growth in new vehicle licenses for embedded navigation systems

•                  Non-IFRS operating profit of EUR 27 million, with non-IFRS operating margin increasing year-on-year to 9.3% from 0.0%

Nokia Technologies

•                  31% year-on-year growth in net sales and 17% year-on-year growth in non-IFRS operating profit, primarily due to higher intellectual property licensing income from existing and new licensees and non-recurring net sales. In addition, on a year-on-year basis, non-IFRS operating profit was negatively affected by higher non-IFRS operating expenses

Group Common Functions

•                  Non-IFRS operating profit of EUR 69 million benefitted from a gain of approximately EUR 110 million related to Nokia’s investments made through its venture funds

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	Reported second quarter 2015 results(1)							Reported January-June 2015 results(1)
EUR million	Q2’15	Q2’14	YoY change		Q1’15	QoQ change		Q1-Q2’15	Q1-Q2’14	YoY change
Net sales — constant currency			(1)%			(1)%				5%
Net sales	3 209	2 942	9%		3 196	0%		6 405	5 606	14%
Nokia Networks	2 730	2 566	6%		2 673	2%		5 403	4 894	10%
HERE	290	232	25%		261	11%		551	441	25%
Nokia Technologies	193	147	31%		266	(27)%		459	278	65%
Gross margin % (non-IFRS)	46.7%	44.0%	270	bps	42.5%	420	bps	44.6%	44.8%	(20	)bps
Operating profit (non-IFRS)	521	346	51%		265	97%		786	651	21%
Nokia Networks	313	281	11%		85	268%		398	497	(20)%
HERE	27	0			19	42%		46	10	360%
Nokia Technologies	112	96	17%		193	(42)%		305	182	68%
Group Common Functions	69	(31)			(32)			37	(39)
Operating margin % (non-IFRS)	16.2%	11.8%	440	bps	8.3%	790	bps	12.3%	11.6%	70	bps
Profit (non-IFRS)	357	215	66%		200	79%		556	386	44%
Profit	352	(27)			181	94%		533	84	535%
EPS, EUR diluted (non-IFRS)	0.09	0.06	50%		0.05	80%		0.15	0.10	50%
EPS, EUR diluted	0.09	(0.01)			0.05	80%		0.14	0.02	600%

(1) Results are as reported unless otherwise specified. The results information in this report is unaudited. Please see “Notes to financial statements — Basis of preparation” for more information. Non-IFRS results exclude transaction and other related costs resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft (the “Sale of the D&S Business”), goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For a detailed discussion, please see the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of our Q1 2015 non-IFRS results to our reported results can be found in our complete Q1 2015 interim report with tables on page 29 published on April 30, 2015. A reconciliation of our Q4 2014 non-IFRS results to our reported results can be found in our complete Q4 2014 interim report with tables on pages 20-25 published on January 29, 2015. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014.

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CEO statement

Nokia delivered strong results in the second quarter, with each of our three businesses performing very well.

I am particularly pleased by Nokia Networks, which delivered improved performance overall, despite a year-on-year decline in net sales on a constant currency basis. Software sales were up significantly; core networking sales improved; we saw a reduced impact of strategic entry deals; Global Services had one of its best quarters in the history of the company; and costs remained well under control.

While we expect the telecom infrastructure market to remain challenging, I believe that our disciplined operating model and strong execution capabilities will continue to differentiate us in this environment. Additionally, we remain highly focused on reducing costs and improving efficiency in order to mitigate the impact of market conditions.

Nokia Technologies not only continued its licensing momentum in the quarter with a new agreement with LG, but also recently unveiled OZO, a truly game-changing virtual reality camera. The team in “Tech” has shown both disciplined execution in licensing and an entrepreneurial spirit in pursuing new growth opportunities.

HERE continued to deliver well, again showing year-on-year sales and profitability growth. Our strategic review of that business is now in an advanced stage, and I would like to reiterate that our focus is on what is in the best interests of our shareholders and the long term future of HERE.

Overall, with these results, we are well positioned to deliver on our full-year 2015 commitments.

Rajeev Suri
President and CEO

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Nokia in Q2 2015

Financial discussion

The following discussion is of Nokia’s reported results for the second quarter 2015, which comprise the results of Nokia’s three businesses — Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the second quarter 2014 and first quarter 2015 results, unless otherwise indicated.

Net sales

Nokia’s net sales increased 9% year-on-year and were approximately flat sequentially. At constant currency, Nokia’s net sales would have decreased 1% both on a year-on-year and sequential basis.

Year-on-year discussion

The year-on-year increase in Nokia’s net sales in the second quarter 2015 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, in HERE and Nokia Technologies.

Sequential discussion

On a sequential basis, the approximately flat net sales in the second quarter 2015 were primarily due to slightly higher net sales in Nokia Networks and HERE, partially offset by lower net sales in Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s non-IFRS operating profit increased 51% year-on-year in the second quarter 2015, primarily due to an increase in non-IFRS operating profit in Group Common Functions and, to a lesser extent, in Nokia Networks, HERE and Nokia Technologies.

Nokia’s non-IFRS other income and expenses was an income of EUR 113 million in the second quarter 2015, compared to an expense of EUR 9 million in the second quarter 2014. On a year-on-year basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to higher other income in Group Common Functions, related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a significantly negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the second quarter 2015.

Sequential discussion

Nokia’s non-IFRS operating profit increased 97% sequentially in the second quarter 2015, primarily due to an increase in non-IFRS operating profit in Nokia Networks and Group Common Functions, partially offset by a decrease in non-IFRS operating profit in Nokia Technologies.

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Nokia’s non-IFRS other income and expenses was an income of EUR 113 million in the second quarter 2015, compared to an expense of EUR 19 million in the first quarter 2015. On a sequential basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to higher other income in Group Common Functions, related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a negative net impact on non-IFRS operating profit in the second quarter 2015.

Non-IFRS Profit

Year-on-year discussion

Nokia’s non-IFRS profit increased 66% on a year-on-year basis in the second quarter 2015, primarily due to higher non-IFRS operating profit and, to a lesser extent, a net positive fluctuation in non-IFRS financial income and expenses. This was partially offset by higher non-IFRS tax expense. Nokia’s non-IFRS tax expense in the second quarter 2015 was based on a tax rate of approximately 27%, and this resulted in a higher non-IFRS tax expense than in the second quarter 2014. However, the tax expenses in the second quarter of 2014 and 2015 are not directly comparable primarily due to Nokia’s deferred tax assets in Finland and Germany that were subject to valuation allowances until the third quarter of 2014.

Sequential discussion

Sequentially, Nokia’s non-IFRS profit increased 79% in the second quarter 2015, primarily due to a higher non-IFRS operating profit, partially offset by higher non-IFRS tax expenses and the absence of the approximately EUR 25 million out of period adjustment to the share of results of associated companies that benefitted the first quarter 2015.

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OUTLOOK

	Metric	Guidance	Commentary
Nokia Networks	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	Around the midpoint of the long-term range of 8% - 11% for the full year

Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement.

HERE	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	9% - 12%	Based on factors including leading market position, positive industry trends and improved focus on cost efficiency.
Nokia Technologies	FY15 Net sales	Increase YoY

Excludes potential amounts related to the expected resolution of our arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities. This an update to the earlier FY15 non-IFRS operating expense outlook to be approximately in line with the Q4 2014 level.

	FY15 Non-IFRS op. expense	Approx. in line with Q2’15 level (update)
Nokia	FY15 Capital expenditure	Approx. EUR 250 million	Primarily attributable to Nokia Networks.
	FY15 Financial income and expense	Expense of approx. EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.
	FY15 Group Common Functions non-IFRS op. expense	Approx. EUR 120 million
	Estimated long-term effective tax rate	Approx. 25%
	Annual cash tax obligation	Approx. EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of licence income subject to withholding tax.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent, including closing conditions, related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies, including the review of strategic options for our HERE business; D) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business and operations of the Combined company; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; J) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day

7

operations and business; 3) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 4) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 5) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 6) our exposure to regulatory, political or other developments in various countries or regions; 7) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies, and litigation related to IPR; 9) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 11) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 12) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 13) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 14) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 16) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness; 17) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 18) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 19) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 20) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 21) Nokia Networks’ ability to manage its manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 22) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting its customers’ needs; 23) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 24) adverse developments resulting from or in connection with the review of strategic options for our HERE business, including those related to a potential divestment of the HERE business; 25) the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently; 26) HERE’s dependence on the overall automotive market developments and customer business conditions; 27) HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements; 28) Nokia Technologies’ ability to

8

maintain its existing sources of intellectual property related revenue or establish new sources; 29) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 30) Nokia Technologies’ dependence on adequate regulatory protection for patented or other proprietary technologies; 31) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; and 32) and the impact on the Combined company (after giving effect to the Proposed transaction) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia management, Espoo — July 29, 2015

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900, email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com

Nokia plans to publish its third quarter 2015 results on October 29, 2015.

9

Interim Report for Q2 2015 and January-June 2015

Strong Q2 positions Nokia well to meet full year 2015 objectives

Financial highlights

•             Net sales in Q2 2015 of EUR 3.2 billion (EUR 2.9 billion in Q2 2014), up 9% year-on-year (down 1% year-on-year on a constant currency basis)

•             Non-IFRS diluted EPS in Q2 2015 of EUR 0.09 (EUR 0.06 in Q2 2014), an increase of 50% year-on-year; reported diluted EPS in Q2 2015 of EUR 0.09 (loss of EUR 0.01 in Q2 2014)

Nokia Networks

•             6% year-on-year net sales growth (4% year-on-year decline on a constant currency basis)

•             12% year-on-year growth in non-IFRS gross profit, with non-IFRS gross margin increasing to 40.0% from 38.1%, primarily driven by an elevated level of software sales within Mobile Broadband and strong performance across Global Services

•             11% year-on-year growth in non-IFRS operating profit, with non-IFRS operating margin increasing to 11.5% from 11.0%, supported by continued focus on operational excellence

HERE

•             25% year-on-year growth in net sales, with 24% growth in new vehicle licenses for embedded navigation systems

•             Non-IFRS operating profit of EUR 27 million, with non-IFRS operating margin increasing year-on-year to 9.3% from 0.0%

Nokia Technologies

•             31% year-on-year growth in net sales and 17% year-on-year growth in non-IFRS operating profit, primarily due to higher intellectual property licensing income from existing and new licensees and non-recurring net sales. In addition, on a year-on-year basis, non-IFRS operating profit was negatively affected by higher non-IFRS operating expenses

Group Common Functions

•             Non-IFRS operating profit of EUR 69 million benefitted from a gain of approximately EUR 110 million related to Nokia’s investments made through its venture funds

	Reported second quarter 2015 results(1)							Reported January-June 2015 results(1)
EUR million	Q2’15	Q2’14	YoY change		Q1’15	QoQ change		Q1- Q2’15	Q1- Q2’14	YoY change
Net sales — constant currency			(1)%			(1)%				5%
Net sales	3 209	2 942	9%		3 196	0%		6 405	5 606	14%
Nokia Networks	2 730	2 566	6%		2 673	2%		5 403	4 894	10%
HERE	290	232	25%		261	11%		551	441	25%
Nokia Technologies	193	147	31%		266	(27)%		459	278	65%
Gross margin % (non-IFRS)	46.7%	44.0%	270	bps	42.5%	420	bps	44.6%	44.8%	(20	)bps
Operating profit (non-IFRS)	521	346	51%		265	97%		786	651	21%
Nokia Networks	313	281	11%		85	268%		398	497	(20)%
HERE	27	0			19	42%		46	10	360%
Nokia Technologies	112	96	17%		193	(42)%		305	182	68%
Group Common Functions	69	(31)			(32)			37	(39)
Operating margin % (non-IFRS)	16.2%	11.8%	440	bps	8.3%	790	bps	12.3%	11.6%	70	bps
Profit (non-IFRS)	357	215	66%		200	79%		556	386	44%
Profit	352	(27)			181	94%		533	84	535%
EPS, EUR diluted (non-IFRS)	0.09	0.06	50%		0.05	80%		0.15	0.10	50%
EPS, EUR diluted	0.09	(0.01)			0.05	80%		0.14	0.02	600%

(1) Results are as reported unless otherwise specified. The results information in this report is unaudited. Please see “Notes to financial statements — Basis of preparation” for more information. Non-IFRS results exclude transaction and other related costs resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft (the “Sale of the D&S Business”), goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For a detailed discussion, please see the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of our Q1 2015 non-IFRS results to our reported results can be found in our complete Q1 2015 interim report with tables on page 29 published on April 30, 2015. A reconciliation of our Q4 2014 non-IFRS results to our reported results can be found in our complete Q4 2014 interim report with tables on pages 20-25 published on January 29, 2015. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014.

CEO statement

Nokia delivered strong results in the second quarter, with each of our three businesses performing very well.

I am particularly pleased by Nokia Networks, which delivered improved performance overall, despite a year-on-year decline in net sales on a constant currency basis. Software sales were up significantly; core networking sales improved; we saw a reduced impact of strategic entry deals; Global Services had one of its best quarters in the history of the company; and costs remained well under control.

While we expect the telecom infrastructure market to remain challenging, I believe that our disciplined operating model and strong execution capabilities will continue to differentiate us in this environment. Additionally, we remain highly focused on reducing costs and improving efficiency in order to mitigate the impact of market conditions.

Nokia Technologies not only continued its licensing momentum in the quarter with a new agreement with LG, but also recently unveiled OZO, a truly game-changing virtual reality camera. The team in “Tech” has shown both disciplined execution in licensing and an entrepreneurial spirit in pursuing new growth opportunities.

HERE continued to deliver well, again showing year-on-year sales and profitability growth. Our strategic review of that business is now in an advanced stage, and I would like to reiterate that our focus is on what is in the best interests of our shareholders and the long term future of HERE.

Overall, with these results, we are well positioned to deliver on our full-year 2015 commitments.

Rajeev Suri
President and CEO

Nokia in Q2 2015

Financial discussion

The following discussion is of Nokia’s reported results for the second quarter 2015, which comprise the results of Nokia’s three businesses — Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the second quarter 2014 and first quarter 2015 results, unless otherwise indicated.

Net sales

Nokia’s net sales increased 9% year-on-year and were approximately flat sequentially. At constant currency, Nokia’s net sales would have decreased 1% both on a year-on-year and sequential basis.

Year-on-year discussion

The year-on-year increase in Nokia’s net sales in the second quarter 2015 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, in HERE and Nokia Technologies.

Sequential discussion

On a sequential basis, the approximately flat net sales in the second quarter 2015 were primarily due to slightly higher net sales in Nokia Networks and HERE, partially offset by lower net sales in Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s non-IFRS operating profit increased 51% year-on-year in the second quarter 2015, primarily due to an increase in non-IFRS operating profit in Group Common Functions and, to a lesser extent, in Nokia Networks, HERE and Nokia Technologies.

Nokia’s non-IFRS other income and expenses was an income of EUR 113 million in the second quarter 2015, compared to an expense of EUR 9 million in the second quarter 2014. On a year-on-year basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to higher other income in Group Common Functions, related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a significantly negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the second quarter 2015.

Sequential discussion

Nokia’s non-IFRS operating profit increased 97% sequentially in the second quarter 2015, primarily due to an increase in non-IFRS operating profit in Nokia Networks and Group Common Functions, partially offset by a decrease in non-IFRS operating profit in Nokia Technologies.

Nokia’s non-IFRS other income and expenses was an income of EUR 113 million in the second quarter 2015, compared to an expense of EUR 19 million in the first quarter 2015. On a sequential basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to higher other income in Group Common Functions, related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a negative net impact on non-IFRS operating profit in the second quarter 2015.

Non-IFRS Profit

Year-on-year discussion

Nokia’s non-IFRS profit increased 66% on a year-on-year basis in the second quarter 2015, primarily due to higher non-IFRS operating profit and, to a lesser extent, a net positive fluctuation in non-IFRS financial income and expenses. This was partially offset by higher non-IFRS tax expense. Nokia’s non-IFRS tax expense in the second quarter 2015 was based on a tax rate of approximately 27%, and this resulted in a higher non-IFRS tax expense than in the second quarter 2014. However, the tax expenses in the second quarter of 2014 and 2015 are not directly comparable primarily due to Nokia’s deferred tax assets in Finland and Germany that were subject to valuation allowances until the third quarter of 2014.

Sequential discussion

Sequentially, Nokia’s non-IFRS profit increased 79% in the second quarter 2015, primarily due to a higher non-IFRS operating profit, partially offset by higher non-IFRS tax expenses and the absence of the approximately EUR 25 million out of period adjustment to the share of results of associated companies that benefitted the first quarter 2015.

Outlook

	Metric	Guidance	Commentary
Nokia Networks	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	Around the midpoint of the long-term range of 8% - 11% for the full year

Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement.

HERE	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	9% - 12%	Based on factors including leading market position, positive industry trends and improved focus on cost efficiency.
Nokia Technologies	FY15 Net sales	Increase YoY

Excludes potential amounts related to the expected resolution of our arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities. This an update to the earlier FY15 non-IFRS operating expense outlook to be approximately in line with the Q4 2014 level.

	FY15 Non-IFRS op. expense	Approx. in line with Q2’15 level (update)
Nokia	FY15 Capital expenditure	Approx. EUR 250 million	Primarily attributable to Nokia Networks.
	FY15 Financial income and expense	Expense of approx. EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.
	FY15 Group Common Functions non-IFRS op. expense	Approx. EUR 120 million
	Estimated long-term effective tax rate	Approx. 25%
	Annual cash tax obligation	Approx. EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of licence income subject to withholding tax.

Nokia Networks

Technology partner for telecom operators of the future

Operational highlights

Radio

Deal momentum continued: new contracts in the quarter included Algar Telecom in Brazil and Bharti Airtel in India.

Nokia Networks demonstrated 10 Gbps speeds on millimeter wave spectrum, paving the way towards 5G.

Nokia Networks signed an agreement to acquire Eden Rock Communications, LLC to boost its multivendor SON radio optimization capabilities.

Global Services

Nokia Networks launched Telco Cloud Index to support operators to assess their maturity in cloud deployments.

The 3-D Geolocation based optimization tool was awarded by Small Cell Forum and the Build-Operate-Transfer model included in the Managed Services portfolio was awarded by GTB.

Telco Cloud & Software Defined Networking

Nokia Networks launched the AirFrame Data Center Solution for telecom operators to implement cloud services. Nokia’s AirFrame Data Center Solution is an industry first that combines IT best practices with the needs of the telco domain, by evolving cloud architecture to incorporate centralized and distributed capabilities that will be necessary for future telco networking and service delivery.

Analytics and Internet of Things

Nokia Networks won the 2015 Light Reading award in the category “Most Innovative Security Strategy for vendors” with its Security in Networks for Internet of Things solution.

Financial highlights (1)

EUR million	Q2’15	Q2’14	YoY change		Q1’15	QoQ change
Net sales - constant currency			(4)%			1%
Net sales	2 730	2 566	6%		2 673	2%
Mobile Broadband	1 391	1 357	3%		1 381	1%
Global Services	1 337	1 189	12%		1 291	4%
Gross profit (non-IFRS)	1 092	977	12%		901	21%
Gross margin % (non-IFRS)	40.0%	38.1%	190	bps	33.7%	630	bps
R&D (non-IFRS)	(465)	(406)	15%		(497)	(6)%
SG&A (non-IFRS)	(324)	(280)	16%		(306)	6%
Other income and expenses (non-IFRS)	10	(9)			(14)
Operating profit (non-IFRS)	313	281	11%		85	268%
Mobile Broadband	122	105	16%		(3)
Global Services	185	165	12%		94	97%
Operating margin % (non-IFRS)	11.5%	11.0%	50	bps	3.2%	830	bps
Mobile Broadband	8.8%	7.7%	110	bps	(0.2)%	900	bps
Global Services	13.8%	13.9%	(10	)bps	7.3%	650	bps

(1)Results are reported unless specified.

Financial discussion

Net sales by segment

In the second quarter 2015, Mobile Broadband represented 51% of Nokia Networks net sales, compared to 53% in the second quarter 2014 and 52% in the first quarter 2015. In the second quarter 2015, Global Services represented 49% of Nokia Networks net sales, compared to 46% in the second quarter 2014 and 48% in the first quarter 2015.

Year-on-year discussion

The year-on-year increase of 6% in Nokia Networks net sales in the second quarter 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 12% year-on-year in the second quarter 2015, primarily due to growth in the network implementation, care, network planning and optimization and, to a lesser extent, the systems integration business lines. The network planning and optimization and systems integration business lines delivered particularly strong percentage growth on a year-on-year basis, consistent with our ongoing focus on services-led and professional services business.

Mobile Broadband net sales increased 3% year-on-year in the second quarter 2015, primarily due to growth in overall radio technologies, with particular strength in LTE.

At constant currency, Nokia Networks net sales would have decreased 4% year-on-year.

Sequential discussion

The sequential increase of 2% in Nokia Networks net sales in the second quarter 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 4% sequentially in the second quarter 2015, primarily due to an increase in net sales in the care, network implementation and network planning and optimization business lines.

Mobile Broadband net sales increased 1% sequentially in the second quarter 2015, primarily due to higher net sales in overall radio technologies. Within radio technologies, the sequential growth was primarily due to 3G and LTE, partially offset by a decline in CDMA.

At constant currency, Nokia Networks net sales would have increased 1% sequentially.

EUR million	Q2’15	Q2’14	YoY change	Q1’15	QoQ change
Europe	703	666	6%	618	14%
Middle East & Africa	294	241	22%	229	28%
Greater China	378	306	24%	363	4%
Asia-Pacific	766	823	(7)%	876	(13)%
North America	354	305	16%	385	(8)%
Latin America	235	224	5%	201	17%
Total	2 730	2 566	6%	2 673	2%

Net sales by region

Year-on-year discussion

On a regional basis, compared to the second quarter 2014, Nokia Networks net sales in Greater China increased 24% primarily driven by higher net sales in Global Services and, to a lesser extent, in Mobile Broadband. The overall increase in Greater China was due to higher net sales in both China and Taiwan. In Middle East and Africa, net sales increased 22% driven by higher net sales in both Global Services and Mobile Broadband. In North America, net sales increased 16%, primarily driven by higher net sales in Global Services, with particular strength in the network implementation business line, including the benefit from the acquisition of SAC Wireless. This was partially offset by lower net sales in Mobile Broadband. In Europe, net sales increased 6%, primarily driven by higher Mobile Broadband net sales, partially offset by lower net sales in Global Services. The overall increase in Europe was primarily due to higher net sales in the UK, partially offset by lower net sales in Germany. In Latin America, net sales increased 5% driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Latin America was primarily due to higher net sales in Chile. In Asia-Pacific, net sales decreased 7%, primarily driven by lower Mobile Broadband net sales, partially offset by a slight increase in Global Services net sales. The overall decline in Asia-Pacific was primarily due to lower net sales in Japan, Indonesia, and South Korea, partially offset by higher net sales in India and Myanmar.

Sequential discussion

On a regional basis, compared to the first quarter 2015, Nokia Networks net sales in Europe increased 14%, primarily driven by higher net sales in both Mobile Broadband and, to a lesser extent, in Global Services. The overall increase in Europe was primarily due to higher net sales in Ukraine, Russia and the UK, partially offset by a decline in net sales in Germany. In Middle East and Africa, net sales increased 28%, driven by higher net sales in both Global Services and Mobile Broadband, particularly in the Middle East. In Latin America, net sales increased 17%, primarily driven by higher net sales in Global Services and, to a lesser extent, Mobile Broadband. The overall increase in Latin America was primarily driven by higher net sales in Colombia. In Greater China, net sales increased 4%, driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Greater China was primarily due to higher net sales in Taiwan. In Asia-Pacific, net sales declined 13%, driven by lower net sales in both Mobile Broadband and Global Services. The overall decline in Asia-Pacific was primarily due to lower net sales particularly in Japan, India and South Korea, partially offset by higher net sales in Indonesia and Myanmar. In North America, net sales declined 8%, driven by lower net sales in both Global Services and Mobile Broadband.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Networks non-IFRS operating profit in the second quarter 2015 was due to both Global Services and Mobile Broadband. On a year-on-year basis, the increases in Global Services and Mobile Broadband non-IFRS operating profit in the second quarter 2015 were primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses. Note that Nokia Networks non-IFRS operating margin benefitted from an elevated level of software sales in the second quarter 2015.

On a year-on-year basis, Nokia Networks non-IFRS gross margin increased primarily due to the improvement in gross margin within Mobile Broadband, partially offset by a negative mix shift with a higher proportion Global Services net sales and a lower proportion of Mobile Broadband net sales. The year-on-year improvement in non-IFRS gross margin within Mobile Broadband was primarily due to a higher proportion of software sales. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 4 percentage points higher in the second quarter 2015 compared to the second quarter 2014.

The year-on-year increase in non-IFRS gross profit in Mobile Broadband in the second quarter 2015 was primarily due to higher non-IFRS gross profit in overall radio technologies, driven by higher software sales. This was partially offset by challenging market conditions.

The year-on-year increase in Global Services non-IFRS gross profit in the second quarter 2015 was primarily due to the higher non-IFRS gross profit in the care business line and, to a lesser extent, the network implementation and systems integration business lines. On a year-on-year basis, the systems integration business line generated particularly strong percentage growth, consistent with our ongoing focus on services-led and professional services business.

The year-on-year increase in Nokia Networks non-IFRS research and development expenses in the second quarter 2015 was primarily due to increased investments in growth areas including LTE, small cells, 5G and cloud core. On a year-on-year basis, Nokia Networks non-IFRS selling, general and administrative expenses increased primarily due to higher personnel expenses. The year-on-year increases in both non-IFRS research and development and selling, general and administrative expenses in the second quarter 2015 were partially offset by continued operational improvement.

Nokia Networks non-IFRS other income and expenses was an income of EUR 10 million in the second quarter 2015, compared to an expense of EUR 9 million in the second quarter 2014. On a year-on-year basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to a reduction in doubtful account allowances and lower foreign exchange hedging related losses.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a significantly negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the second quarter 2015.

Sequential discussion

The sequential increase in Nokia Networks non-IFRS operating profit in the second quarter 2015 was due to both Mobile Broadband and Global Services. On a sequential basis, the increase in non-IFRS operating profit in Mobile Broadband was primarily due to a higher non-IFRS gross profit and lower non-IFRS operating expenses. The increase in Global Services non-IFRS operating profit was primarily due to a higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses. Note that Nokia Networks non-IFRS operating margin benefitted from an elevated level of software sales in the second quarter 2015.

On a sequential basis, Nokia Networks non-IFRS gross margin increased due to higher non-IFRS gross margin in both Mobile Broadband and Global Services. The sequential improvement in non-IFRS gross margin within Mobile Broadband was primarily due to a higher proportion of software sales and, to a lesser extent, lower costs related to the short-term impact of strategic entry deals. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 5 percentage points higher in the second quarter 2015 compared to the first quarter 2015. The sequential improvement in non-IFRS gross margin within Global Services was due to higher non-IFRS gross margin across all business lines.

The sequential increase in non-IFRS gross profit in Mobile Broadband in the second quarter 2015 was primarily due to higher non-IFRS gross profit in overall radio technologies, driven by higher software sales, as well as lower costs related to the short-term impact of strategic entry deals.

The sequential increase in non-IFRS gross profit in Global Services in the second quarter 2015 was primarily due to higher non-IFRS gross profit across all business lines, with particular strength in care, network implementation, and systems integration. Sequentially, the systems integration business line generated particularly strong percentage growth, consistent with our ongoing focus on services-led and professional services business.

The sequential decrease in Nokia Networks non-IFRS research and development expenses in the second quarter 2015 was primarily due to focus on cost efficiency, partially offset by increased investments in growth areas including small cells. On a sequential basis, Nokia Networks non-IFRS selling, general and administrative expenses in the second quarter 2015 increased primarily due to higher personnel expenses, partially offset by continued operational improvement.

Nokia Networks non-IFRS other income and expenses was an income of EUR 10 million in the second quarter 2015, compared to an expense of EUR 14 million in the first quarter 2015. On a sequential basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to lower foreign exchange hedging related losses and a reduction in doubtful account allowances.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a negative net impact on non-IFRS operating profit in the second quarter 2015.

HERE

Making the map of the future the source of location intelligence

Operational highlights

Automotive

HERE expanded its real-time traffic service from 44 to 50 countries, and also added innovative features to enhance the service, including reversible express lane coverage, which is available through its Enterprise and Consumer offerings too.

HERE was selected by Finnish traffic agencies to lead a pilot project to assess the capability of mobile network and location cloud technologies in supporting the timely communication of critical safety information on the road.

HERE published an interface specification that defines how sensor data gathered by vehicles on the road can be ingested by a cloud, with the aim of supporting the automotive industry in accelerating the deployment of technologies that improve road safety and ease traffic congestion.

Enterprise

Sygic, a leading developer of hybrid navigation solutions, chose to exclusively use HERE map content in its Truck Navigation product.

TimoCom, the online freight exchange which helps fleets avoid ‘empty runs’, upgraded its TC eMap solution to include real-time truck tracking, powered by mapping, routing, geocoding and traffic data from HERE.

Consumer

HERE added more features to HERE.com, including one-click zoom and a ‘contextual menu’ that lets users set any place on the map as the start or end of a journey or as a waypoint along an existing route.

HERE expanded language support to 19 languages and voice-guided navigation to 53 languages in the HERE app for iOS.

Financial highlights(1)

EUR million	Q2’15	Q2’14	YoY change		Q1’15	QoQ change
Net sales - constant currency			12%			8%
Net sales	290	232	25%		261	11%
Sales of new vehicle licenses (million units)	4.1	3.3	24%		3.6	14%
Gross profit (non-IFRS)	216	174	24%		194	11%
Gross margin % (non-IFRS)	74.2%	74.7%	(50	)bps	74.3%	(10	)bps
R&D (non-IFRS)	(138)	(131)	5%		(128)	8%
SG&A (non-IFRS)	(50)	(41)	22%		(48)	4%
Other income and expenses (non-IFRS)	(1)	(2)			0
Operating profit (non-IFRS)	27	0			19	42%
Operating margin % (non-IFRS)	9.3%	0.0%	930	bps	7.3%	200	bps

(1) Results are reported unless specified.

Financial discussion

Net sales

Sales to automotive customers represented well over 50% of HERE net sales in the second quarter 2015, as well as in the second quarter 2014 and the first quarter 2015.

Year-on-year discussion

In the second quarter 2015, HERE net sales increased 25% year-on-year, primarily due to higher sales to automotive customers and, to a lesser extent, Microsoft becoming a more significant licensee of HERE’s services, as well as higher sales to enterprise customers. This was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business.

At constant currency, HERE overall net sales would have increased 12% year-on-year.

Sequential discussion

In the second quarter 2015, HERE net sales increased 11% sequentially, primarily due to seasonally higher sales to automotive customers and, to a lesser extent, higher net sales to both personal navigation device and enterprise customers. This was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business.

At constant currency, HERE overall net sales would have increased 8% sequentially.

New vehicle licences

In the second quarter 2015, HERE had sales of new vehicle licenses of 4.1 million units, compared to 3.3 million units in the second quarter 2014 and 3.6 million units in the first quarter 2015. On a year-on-year basis, unit sales to automotive customers increased primarily due to both higher consumer uptake of in-vehicle navigation and higher vehicle sales. On a sequential basis, unit sales to automotive customers increased primarily due to seasonality.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year increase in HERE non-IFRS operating profit in the second quarter 2015 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses. On a year-on-year basis, HERE non-IFRS research and development expenses increased primarily due to higher investments in targeted growth areas, as well as incentive related accruals. This was partially offset by cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities. The year-on-year increase in HERE non-IFRS selling, general, and administrative expenses was primarily due to an increase in certain external consultancy fees, as well as higher incentive related accruals.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a significantly negative impact on non-IFRS operating expenses, resulting in a positive net impact on non-IFRS operating profit in the second quarter 2015. On a constant currency basis, HERE non-IFRS research and development expenses declined year-on-year in the second quarter 2015.

Sequential discussion

The sequential increase in HERE non-IFRS operating profit in the second quarter 2015 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses. On a sequential basis, HERE non-IFRS research and development expenses increased primarily due to higher incentive related accruals, investments in targeted growth areas and external consultancy fees. The sequential increase in HERE non-IFRS selling, general, and administrative expenses was primarily due to higher seasonal marketing expenses and an increase in certain external consultancy fees.

On a sequential basis, foreign exchange fluctuations had a slightly positive impact on non-IFRS gross profit, and a slightly positive impact on non-IFRS operating expenses, resulting in a positive net impact on non-IFRS operating profit in the second quarter 2015.

Nokia Technologies

Leveraging existing assets and continuing innovation for renewal and growth

Operational highlights

Licensing

Nokia Technologies entered into a patent license agreement with LG Electronics. LG Electronics is the latest of more than 80 licensees for Nokia Technologies’ standards essential patents, and the first major smartphone manufacturer to join the licensing program since the Sale of the D&S Business. The agreement reinforces the value of Nokia’s patent portfolio and its position in technologies for the Programmable World.

Digital Media and Digital Health

Nokia Technologies focused investments in technology licensing and product development towards the areas of digital media and digital health, building on its experience in research and design and helping to bring new technologies to market.

On July 28, Nokia Technologies announced its lead digital media product, OZO, a Virtual Reality camera for professional content creators.

Financial highlights (1)

EUR million	Q2’15	Q2’14	YoY change		Q1’15	QoQ change
Net sales - constant currency			24%			(29)%
Net sales	193	147	31%		266	(27)%
Gross profit (non-IFRS)	191	145	32%		264	(28)%
Gross margin % (non-IFRS)	99.0%	98.6%	40	bps	99.2%	(20	)bps
R&D (non-IFRS)	(51)	(34)	50%		(50)	2%
SG&A (non-IFRS)	(28)	(15)	87%		(21)	33%
Other income and expenses (non-IFRS)	0	0			1
Operating profit (non-IFRS)	112	96	17%		193	(42)%
Operating margin % (non-IFRS)	58.0%	65.3%	(730	)bps	72.6%	(1 460	)bps

(1)Results are reported unless specified.

Financial discussion

Net sales

Year-on-year discussion

In the second quarter 2015, Nokia Technologies net sales increased 31% year-on-year, primarily due to two factors. First, approximately 50% of the year-on-year growth in Nokia Technologies net sales in the second quarter 2015 related to higher intellectual property licensing income from existing and new licensees. Second, approximately 50% of the year-on-year growth related to non-recurring net sales.

At constant currency, Nokia Technologies net sales would have increased 24% year-on-year.

Nokia Technologies second quarter 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Sequential discussion

The sequential decrease of 27% in Nokia Technologies net sales in the second quarter 2015 primarily related to the absence of the following three items that benefitted the first quarter 2015: non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divestments. This was partially offset by non-recurring net sales and higher intellectual property licensing income from a new licensee.

At constant currency, Nokia Technologies net sales would have decreased 29% sequentially.

Nokia Technologies second quarter 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies non-IFRS operating profit in the second quarter 2015 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

In the second quarter 2015, the year-on-year increase in Nokia Technologies non-IFRS research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher patent portfolio costs. On a year-on-year basis, Nokia Technologies non-IFRS selling, general and administrative expenses increased primarily due to increased activities related to anticipated and ongoing patent licensing cases and, to a lesser extent, higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the second quarter 2015.

Sequential discussion

The sequential decrease in Nokia Technologies non-IFRS operating profit in the second quarter 2015 was primarily due to lower non-IFRS gross profit and, to a lesser extent, higher non-IFRS operating expenses.

Nokia Technologies non-IFRS research and development expenses were approximately flat on a sequential basis. The sequential increase in Nokia Technologies non-IFRS selling, general and administrative expenses was primarily due to increased activities related to ongoing patent licensing cases.

Sequentially, foreign exchange fluctuations had a slightly positive impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the second quarter 2015.

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets (EUR billion)

EUR million, at end of period	Q2’15	Q2’14	YoY change	Q1’15	QoQ change
Total cash and other liquid assets	6 618	9 019	(27)%	7 516	(12)%
Net cash and other liquid assets(1)	3 830	6 497	(41)%	4 672	(18)%

(1)Total cash and other liquid assets less interest-bearing liabilities.

In the second quarter 2015, Nokia’s total cash and other liquid assets decreased by EUR 898 million and Nokia’s net cash and other liquid assets decreased by EUR 842 million. The two primary negative drivers of the sequential change in Nokia’s net cash and other liquid assets in the second quarter 2015 were the payment of the dividend and the payment of incentives related to Nokia Networks’ strong business performance in 2014. Excluding these two factors, Nokia’s net cash and other liquid assets would have increased sequentially.

Foreign exchange rates had an approximately EUR 70 million negative impact on the translation of gross cash and approximately EUR 40 million negative impact on net cash.

On a sequential basis, Nokia, including discontinued operations, net cash and other liquid assets was affected by the following factors:

In the second quarter 2015, Nokia’s net cash used in operating activities was EUR 258 million. Nokia’s adjusted net profit before changes in net working capital was EUR 530 million in the second quarter 2015. Nokia had approximately EUR 30 million of restructuring-related cash outflows in the second quarter 2015, related to Nokia Networks. Excluding this, Nokia net working capital had cash outflows of approximately EUR 730 million, primarily due to a decrease in short-term liabilities and, to a lesser extent, an increase in receivables. The sequential decrease in short-term liabilities was primarily due to the payment of incentives related to Nokia Networks’ strong business performance in 2014, as well as a decrease in accounts payable. In addition, Nokia had: a) cash outflows of approximately EUR 30 million related to net interest expenses, b) cash inflows of approximately EUR 80 million of other financial income and expenses primarily related to foreign exchange hedging and balance sheet related items, and c) cash outflows of approximately EUR 70 million related to taxes. Additionally, Nokia had cash outflows related to net working capital and taxes from discontinued operations totalling approximately EUR 10 million in the second quarter 2015.

In the second quarter 2015, Nokia had net cash outflows from investing activities primarily related to approximately EUR 90 million of capital expenditures and inflows of approximately EUR 30 million related to proceeds from the sales and purchases of financial investments in the quarter. Additionally, Nokia discontinued operations had cash inflows related to sale of businesses totalling approximately EUR 50 million in the second quarter 2015.

In the second quarter 2015, Nokia had net cash outflows from financing activities primarily related to the payment of the dividend, which totalled approximately EUR 510 million during the quarter. In addition, Nokia had cash outflows of approximately EUR 30 million related to the acquisition of subsidiary shares from a non-controlling interest holder.

Nokia’s year to date performance

Nokia and Alcatel-Lucent to combine to create an innovation leader in next generation technology and services for an IP connected world

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

The combined company announced to target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019. The operating cost synergies are expected to create a long-term structural cost advantage. The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis in 2017. These targets all assume closing of the transaction in the first half of 2016. The combined company is expected to have a strong balance sheet, with combined net cash at December 31, 2014 of EUR 7.4 billion, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds.

Nokia thus far has received antitrust clearances from the European Commission, Albania, Brazil, Canada, Colombia, Russia and Serbia, in addition to the expiration of the antitrust review period in the United States. Both companies will continue to cooperate with the remaining authorities to close their outstanding reviews as quickly as possible.

Each company’s Board of Directors approved the terms of the proposed transaction. The transaction remains subject to approval by Nokia shareholders, Nokia holding over 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon completion of the public exchange offer, receipt of the outstanding regulatory approvals and other customary conditions. The transaction is expected to close in the first half of 2016.

Further information on the transaction can be found at: www.newconnectivity.com.

Financial discussion

The following discussion is of Nokia’s reported results for January-June 2015 which comprise the results of Nokia’s three businesses – Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to January-June 2014 results, unless otherwise indicated.

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales — constant currency			5%
Net sales	6 405	5 606	14%
Nokia Networks	5 403	4 894	10%
HERE	551	441	25%
Nokia Technologies	459	278	65%
Gross margin %	45.2%	44.7%	50	bps
Operating profit	745	526	42%
Nokia Networks	395	412	(4)%
HERE	28	(12)
Nokia Technologies	299	179	67%
Group Common Functions	22	(53)
Operating margin %	11.6%	9.4%	220	bps
Financial income and expenses, net	(49)	(335)
Taxes	(177)	(102)	74%
Profit	533	84	535%
EPS, EUR diluted	0.14	0.02	600%

Net sales

Nokia’s net sales increased 14% year-on-year in the first six months of 2015. At constant currency, Nokia’s net sales would have increased 5% year-on-year.

The year-on-year increase in Nokia’s net sales in the first six months of 2015 was primarily due to higher net sales in Nokia Networks, Nokia Technologies and, to a lesser extent, in HERE.

Operating profit

Nokia’s operating profit increased 42% year-on-year in the first six months of 2015, primarily due to an increase in operating profit in Nokia Technologies and Group Common Functions and, to a lesser extent, in HERE. This was partially offset by a decrease in operating profit in Nokia Networks.

During the first six months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

Nokia’s other income and expenses was an income of EUR 81 million in the first six months of 2015, compared to an expense of EUR 45 million in the first six months of 2014. On a year-on-year basis, the change in Nokia’s other income and expenses was primarily due to higher other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the first six months of 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately 200 million EURO. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the first six months of 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Profit

Nokia’s profit increased to EUR 533 million in the first six months of 2015, compared to EUR 84 million in the first six months of 2014. This was primarily due to lower financial expenses and higher operating profit, partially offset by an increase in tax expenses. The lower financial expenses were primarily due to the absence of EUR 123 million of one-time expenses related to the redemption of materially all of Nokia Networks’ borrowings and the absence of a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft, both of which negatively affected Nokia’s profit in the first six months of 2014.

The share of results of associated companies in the first six months of 2015 includes an out of period adjustment of approximately EUR 25 million. Nokia has historically accounted for the results of a certain associated company in arrears, as the results have not been material. Primarily due to an increase in the entity’s earnings, the amounts reflected in the first six months of 2015 should have been recorded in the fourth quarter 2014.

Nokia Networks

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales - constant currency			1%
Net sales	5 403	4 894	10%
Mobile Broadband	2 772	2 607	6%
Global Services	2 628	2 258	16%
Gross profit	2 028	1 899	7%
Gross margin %	37.5%	38.8%	(130	)bps
R&D	(977)	(846)	15%
SG&A	(652)	(581)	12%
Other income and expenses	(4)	(60)
Operating profit	395	412	(4)%
Mobile Broadband	119	208	(43)%
Global Services	280	280	0%
Operating margin %	7.3%	8.4%	(110	)bps
Mobile Broadband	4.3%	8.0%	(370	)bps
Global Services	10.7%	12.4%	(170	)bps

Net sales by segment

In the first six months of 2015, Mobile Broadband represented 51% of Nokia Networks net sales, compared to 53% in the first six months of 2014. In the first six months of 2015, Global Services represented 49% of Nokia Networks net sales, compared to 46% in the first six months 2014.

The year-on-year increase of 10% in Nokia Networks net sales in the first six months of 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 16% year-on-year in the first six months of 2015, primarily due to particularly strong growth in the network implementation business line and, to a lesser extent, growth in care and network planning and optimization business lines. The network planning and optimization business line delivered particularly strong percentage growth on a year-on-year basis, consistent with our ongoing focus on services-led and professional services business.

Mobile Broadband net sales increased 6% year-on-year in the first six months of 2015, primarily due to growth in overall radio technologies, with particular strength in LTE. This was partially offset by a year-on-year decline in core networking technologies.

At constant currency, Nokia Networks net sales would have increased 1% year-on-year.

Net sales by region

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Europe	1 322	1 296	2%
Middle East & Africa	524	422	24%
Greater China	741	584	27%
Asia-Pacific	1 642	1 590	3%
North America	739	567	30%
Latin America	436	436	0%
Total	5 403	4 894	10%

On a regional basis, compared to the first six months of 2014, Nokia Networks net sales in North America increased 30%, primarily driven by higher net sales in Global Services, with particular strength in the network implementation business line, including the benefit from the acquisition of SAC Wireless. In addition, Nokia Networks net sales in North America increased, to a slightly lesser extent, due to higher net sales in Mobile Broadband. In Greater China, net sales increased 27% driven by higher net sales in Global Services and, to a lesser extent, in Mobile Broadband. The overall increase in Greater China was due to higher net sales in both China and Taiwan. In Middle East and Africa, net sales increased 24% driven by higher net sales in both Global Services and Mobile Broadband, particularly in the Middle East. In Asia-Pacific, net sales increased 3%, primarily driven by higher Global Services net sales, partially offset by a decline in Mobile Broadband net sales. The overall growth in Asia-Pacific was primarily due to higher net sales in India and Myanmar, partially offset by lower net sales in Japan and Indonesia. In Europe, net sales increased 2%, primarily driven by higher Mobile Broadband net sales, partially offset by lower Global Services net sales. The overall increase in Europe was primarily due to higher net sales in the UK, Italy and Russia, partially offset by lower net sales in Germany. In Latin America, net sales were approximately flat, primarily due to higher net sales in Argentina and Ecuador, offset primarily by lower net sales in Brazil.

Operating profit

The year-on-year decline in Nokia Networks operating profit in the first six months of 2015 was primarily due to Mobile Broadband. In the first six months of 2015, Global Services operating profit was flat on a year-on-year basis. The decline in Mobile Broadband operating profit in the first six months of 2015 was primarily due to higher operating expenses, partially offset by higher gross profit. The flat Global Services operating profit in the first six months of 2015 was primarily due to higher operating expenses, offset by higher gross profit.

On a year-on-year basis, the decline in Nokia Networks gross margin in the first six months of 2015 was primarily due to a lower gross margin in Global Services, as well as a negative mix shift due to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales. The year-on-year decline in gross margin within Global Services was primarily due to lower gross margin in the systems integration and network implementation business lines, as well as a negative mix shift due to a higher proportion of network implementation and network planning and optimization net sales and a lower proportion of care net sales. Within Mobile Broadband, the gross margin in the first six months of 2015 was approximately flat on a year-on-year basis. The approximately flat gross margin within Mobile Broadband was primarily due to a lower proportion of higher gross margin core networking technologies net sales in the sales mix, as well as a lower gross margin in core networking technologies, partially offset by a higher gross margin within overall radio technologies. In addition, Nokia Networks gross margin was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately flat compared to the first six months of 2014.

The year-on-year increase in gross profit in Mobile Broadband in the first six months of 2015 was primarily due to higher gross profit in overall radio technologies. In addition, gross profit in Mobile Broadband was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions.

The year-on-year increase in Global Services gross profit in the first six months of 2015 was primarily due to higher gross profit in the care business line, partially offset by a lower gross profit in the systems integration business line.

During the first six months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

The year-on-year increase in Nokia Networks research and development expenses in the first six months of 2015 was primarily due to increased investments in LTE, small cells, cloud core and 5G. On a year-on-year basis, Nokia Networks selling, general and administrative expenses increased primarily due to higher personnel expenses. The year-on-year increases in both research and development and selling, general and administrative expenses in the first six months of 2015 were partially offset by continued operational improvement.

Nokia Networks other income and expenses was an expense of EUR 4 million in the first six months of 2015, compared to an expense of EUR 60 million in the first six months of 2014. On a year-on-year basis, the change in Nokia Networks other income and expenses was primarily due to the absence of restructuring charges in the first six months of 2015. Nokia Networks other income and expenses included EUR 49 million of restructuring and associated charges in the first six months of 2014.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

HERE

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales - constant currency			14%
Net sales	551	441	25%
Sales of new vehicle licenses (million units)	7.7	6.1	26%
Gross profit	409	333	23%
Gross margin %	74.2%	75.5%	(130	)bps
R&D	(269)	(255)	5%
SG&A	(99)	(85)	16%
Other income and expenses	(13)	(5)
Operating profit/(loss)	28	(12)
Operating margin %	5.1%	(2.7)%	780	bps

Net sales

Sales to automotive customers represented well over 50% of HERE net sales in the first six months of 2015, as well as in the first six months of 2014.

In the first six months of 2015, HERE net sales increased 25% year-on-year, primarily due to higher sales to automotive customers, as well as Microsoft becoming a more significant licensee of HERE’s services and, to a lesser extent, higher sales to enterprise. This was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business. In addition, compared to the first six months of 2014, HERE’s year-on-year net sales were negatively affected by the absence of a benefit related to the conversion of a contract to a perpetual license.

At constant currency, HERE overall net sales would have increased 14% year-on-year.

New vehicle licences

In the first six months of 2015, HERE had sales of new vehicle licenses of 7.7 million units, compared to 6.1 million units in the first six months of 2014. On a year-on-year basis, unit sales to automotive customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

Operating profit

The year-on-year improvement in HERE operating profit in the first six months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses. On a year-on-year basis, HERE research and development expenses increased primarily due to higher investments in targeted growth areas, including higher research and development expenses related to our acquisition of Medio, which was completed on July 2, 2014. This was partially offset by cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities. On a year-on-year basis, HERE selling, general, and administrative expenses increased primarily due to higher business support costs and incentive accruals, as well as an increase in certain external consultancy fees.

HERE other income and expenses was an expense of EUR 13 million in the first six months of 2015, compared to an expense of EUR 5 million in the first six months of 2014. In the first six months of 2015, charges related to cost reduction programs amounted to EUR 12 million, compared to EUR 4 million of restructuring charges in the first six months of 2014.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in the first six months of 2015. On a constant currency basis, HERE research and development expenses declined year-on-year in the first six months of 2015.

Nokia Technologies

EUR million	Q1-Q2’15	Q1-Q2’14	YoY change
Net sales - constant currency			58%
Net sales	459	278	65%
Gross profit	455	274	66%
Gross margin %	99.1%	98.6%	50	bps
R&D	(107)	(69)	55%
SG&A	(49)	(24)	104%
Other income and expenses	0	(2)
Operating profit	299	179	67%
Operating margin %	65.1%	64.4%	70	bps

Net sales

In the first six months of 2015, Nokia Technologies net sales increased 65% year-on-year, primarily due to two factors. First, approximately two-thirds of the year-on-year growth in Nokia Technologies net sales in the first six months of 2015 related to non-recurring net sales from existing and new agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divestments. Second, approximately one-third of the year-on-year growth in Nokia Technologies net sales in the first six months of 2015 related to higher intellectual property licensing income from existing and new licensees, which included Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the D&S Business.

At constant currency, Nokia Technologies net sales would have increased 58% year-on-year.

Nokia Technologies first six months of 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Operating profit

The year-on-year increase in Nokia Technologies operating profit in the first six months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses.

In the first six months of 2015, the year-on-year increase in Nokia Technologies research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher patent portfolio costs. On a year-on-year basis, Nokia Technologies selling, general and administrative expenses increased primarily due to increased activities related to anticipated and ongoing patent licensing cases and, to a lesser extent, higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets

EUR million, at end of period	Q2’15	Q4’14	YTD change
Total cash and other liquid assets	6 618	7 715	(14)%
Net cash and other liquid assets(1)	3 830	5 023	(24)%

(1)Total cash and other liquid assets less interest-bearing liabilities.

In the first six months of 2015, Nokia’s total cash and other liquid assets decreased by EUR 1 097 million and Nokia’s net cash and other liquid assets decreased by EUR 1 193 million.

Foreign exchange rates had an approximately EUR 80 million positive impact on the translation of gross cash and approximately EUR 110 million positive impact on net cash.

In the first six months of 2015, Nokia, including discontinued operations, net cash and other liquid assets was affected by the following factors:

In the first six months of 2015, Nokia’s net cash used in operating activities was EUR 457 million. Nokia’s adjusted net profit before changes in net working capital was EUR 898 million in the first six months of 2015. Nokia had approximately EUR 80 million of restructuring-related cash outflows in the first six months of 2015, related to Nokia Networks. Excluding this, Nokia net working capital had cash outflows of approximately EUR 780 million, primarily due to a decrease in short-term liabilities and, to a lesser extent, an increase in receivables. The decrease in short-term liabilities was primarily due to the payment of incentives related to Nokia Networks’ strong business performance in 2014, as well as a decrease in accounts payable. In addition, Nokia had: a) cash inflows of approximately EUR 10 million related to net interest expenses, b) cash outflows of approximately EUR 330 million of other financial income and expenses primarily related to foreign exchange hedging and balance sheet related items, and c) cash outflows of approximately EUR 180 million related to taxes.

In the first six months of 2015, Nokia had net cash outflows from investing activities primarily related to approximately EUR 160 million of capital expenditures and inflows of approximately EUR 10 million related to proceeds from the sales and purchases of financial investments and outflows of approximately EUR 50 million related to acquisitions completed in the first six months of 2015. Additionally, Nokia discontinued operations had cash inflows related to sale of businesses totalling approximately EUR 50 million in the first six months of 2015.

In the first six months of 2015, Nokia had net cash outflows from financing activities primarily related to the payment of the dividend, which totalled approximately EUR 510 million and, to a lesser extent, share repurchases, which totalled approximately EUR 170 million. In addition, Nokia had cash outflows of approximately EUR 30 million related to the acquisition of subsidiary shares from a non-controlling interest holder.

Shares

The total number of Nokia shares on June 30, 2015, equalled 3 678 338 233. On June 30, 2015, Nokia and its subsidiary companies owned 54 326 556 Nokia shares, representing approximately 1.5% of the total number of Nokia shares and voting rights.

Dividend

In the second quarter 2015, Nokia paid a dividend of approximately EUR 510 million (EUR 0.14 per share), as resolved by the shareholders at the Annual General Meeting held on May 5, 2015.

Financial statements

Consolidated income statement (condensed, unaudited)

								Non-	Non-
			Reported	Reported		Non-	Non-	IFRS	IFRS	Non-
	Reported	Reported	Q1-	Q1-	Reported	IFRS	IFRS	Q1-	Q1-	IFRS
EUR million	Q2’15	Q2’14	Q2’15	Q2’14	2014	Q2’15	Q2’14	Q2’15	Q2’14	2014
Net sales (notes 3, 4, 5)	3 209	2 942	6 405	5 606	12 732	3 210	2 942	6 406	5 606	12 733
Cost of sales	(1 674)	(1 648)	(3 512)	(3 099)	(7 094)	(1 711)	(1 646)	(3 548)	(3 096)	(7 088)
Gross profit (notes 3, 4)	1 535	1 294	2 892	2 506	5 638	1 498	1 295	2 858	2 510	5 645
Research and development expenses	(669)	(580)	(1 354)	(1 169)	(2 493)	(654)	(571)	(1 329)	(1 141)	(2 436)
Selling, general and administrative expenses	(464)	(388)	(875)	(766)	(1 634)	(436)	(369)	(837)	(720)	(1 560)
Impairment of goodwill	0	0	0	0	(1 209)	0	0	0	0	0
Other income and expenses (note 9)	106	(42)	81	(45)	(131)	113	(9)	93	2	(16)
Operating profit (notes 2, 3, 4)	508	284	745	526	170	521	346	786	651	1 632
Share of results of associated companies	(5)	(5)	14	(6)	(12)	(5)	(5)	14	(6)	(12)
Financial income and expenses (note 9)	(29)	(261)	(49)	(335)	(396)	(29)	(81)	(49)	(155)	(216)
Profit/(loss) before tax (note 3)	474	17	710	185	(237)	487	260	751	490	1 404
Income tax (expense)/benefit	(121)	(44)	(177)	(102)	1 408	(130)	(45)	(194)	(104)	(309)
Profit/(loss) from continuing operations (notes 2, 3)	352	(27)	533	84	1 171	357	215	556	386	1 095
Equity holders of the parent	351	(28)	531	80	1 163	355	213	554	382	1 087
Non-controlling interests	2	2	2	4	8	2	2	2	4	8
(Loss)/profit from discontinued operations	(4)	2 537	(7)	2 198	2 305	0	(107)	0	(426)	(426)
Equity holders of the parent	(4)	2 539	(7)	2 192	2 299	0	(105)	0	(432)	(432)
Non-controlling interests	0	(2)	0	6	6	0	(2)	0	6	6
Profit/(loss) (note 8)	348	2 510	526	2 282	3 476	357	108	556	(39)	670
Profit/(loss) attributable to equity holders of the parent	347	2 510	524	2 272	3 462	355	108	554	(49)	656
Non-controlling interests	2	0	2	10	14	2	0	2	10	14
Earnings per share, EUR (for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
Continuing operations	0.10	(0.01)	0.15	0.02	0.31	0.10	0.06	0.15	0.10	0.29
Discontinued operations	0.00	0.68	0.00	0.59	0.62	0.00	(0.03)	0.00	(0.12)	(0.12)
Profit/loss	0.10	0.68	0.14	0.61	0.94	0.10	0.03	0.15	(0.01)	0.18
Diluted earnings per share
Continuing operations	0.09	(0.01)	0.14	0.02	0.30	0.09	0.06	0.15	0.10	0.28
Discontinued operations	0.00	0.62	0.00	0.52	0.56	0.00	(0.03)	0.00	(0.12)	(0.12)
Profit/loss	0.09	0.61	0.14	0.54	0.85	0.09	0.03	0.15	(0.01)	0.17
Average number of shares (‘000 shares)
Basic
Continuing operations	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723
Discontinued operations	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723
Profit/loss	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723	3 623 987	3 713 990	3 631 929	3 713 523	3 698 723
Diluted
Continuing operations	3 945 989	3 713 990	3 952 185	3 732 608	4 131 602	3 945 989	4 120 410	3 952 185	4 254 600	4 131 602
Discontinued operations	3 945 989	4 120 410	3 952 185	4 254 600	4 131 602	3 945 989	3 713 990	3 952 185	3 713 523	3 698 723
Profit/loss	3 945 989	4 120 410	3 952 185	4 254 600	4 131 602	3 945 989	3 729 635	3 952 185	3 713 523	4 131 602
Interest expense, net of tax, on convertible bonds	(11)	(15)	(22)	(37)	(60)	(11)	(15)	(22)	(37)	(60)
From continuing operations:
Depreciation and amortization (notes 3, 4)	(83)	(70)	(165)	(150)	(297)	(62)	(53)	(124)	(108)	(222)
Share-based payment (note 3)	17	12	33	28	65	17	12	33	28	65

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported
EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014

Profit/(loss)	348	2 510	526	2 282	3 476

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	167	(47)	104	(130)	(275)
Income tax related to items that will not be reclassified to profit or loss	(48)	(18)	(29)	(14)	96
Items that may be reclassified subsequently to profit or loss:
Translation differences	(264)	257	427	178	820
Net investment hedges	77	(26)	(161)	(3)	(167)
Cash flow hedges	83	(30)	3	(41)	(30)
Available-for-sale investments (note 9)	(86)	13	71	4	106
Other increase, net	3	43	2	40	39
Income tax related to items that may be reclassified subsequently to profit or loss	(30)	(37)	31	(37)	16

Other comprehensive (expense)/income, net of tax	(98)	155	448	(3)	606

Total comprehensive income	250	2 665	974	2 279	4 082

Attributable to:
Equity holders of the parent	251	2 664	968	2 273	4 061
Non-controlling interests	(1)	1	6	6	21
	250	2 665	974	2 279	4 082

Attributable to equity holders of the parent:
Continuing operations	255	(119)	975	(120)	1 563
Discontinued operations (note 8)	(4)	2 783	(7)	2 393	2 498
	251	2 664	968	2 273	4 061

Attributable to non-controlling interest:
Continuing operations	(1)	3	6	3	16
Discontinued operations (note 8)	0	(2)	0	3	5
	(1)	1	6	6	21

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	Reported June 30, 2015	Reported June 30, 2014	Reported December 31, 2014
ASSETS
Goodwill	2 783	3 322	2 563
Other intangible assets	341	294	350
Property, plant and equipment	786	568	716
Investments in associated companies	69	53	51
Available-for-sale investments (note 9)	1 018	708	828
Deferred tax assets	2 721	913	2 720
Long-term loans receivable (note 9)	48	102	34
Prepaid pension costs	29	34	31
Other non-current assets	43	51	47
Non-current assets	7 837	6 045	7 339
Inventories	1 368	1 172	1 275
Accounts receivable, net of allowances for doubtful accounts (note 9)	3 602	3 089	3 429
Prepaid expenses and accrued income	944	1 038	913
Social security, VAT and other indirect taxes	268	322	362
Divestment related receivables	164	372	206
Other	511	344	344
Current income tax assets	200	144	124
Current portion of long-term loans receivable (note 9)	2	9	1
Other financial assets (note 9)	121	119	266
Investments at fair value through profit and loss, liquid assets (note 9)	570	391	418
Available-for-sale investments, liquid assets (note 9)	2 065	2 016	2 127
Cash and cash equivalents	3 983	6 611	5 170
Current assets	12 855	14 589	13 724
Assets held for sale	0	82	0
Total assets	20 693	20 715	21 063

	Reported June 30, 2015	Reported June 30, 2014	Reported December 31, 2014
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	401	455	439
Treasury shares at cost	(731)	(573)	(988)
Translation differences	1 395	576	1 099
Fair value and other reserves	168	(55)	22
Reserve for invested non-restricted equity	3 081	3 094	3 083
Retained earnings	4 359	3 523	4 710
Capital and reserves attributable to equity holders of the parent	8 919	7 266	8 611
Non-controlling interests	59	89	58
Total equity	8 979	7 355	8 669
Long-term interest-bearing liabilities (notes 9, 13)	2 685	2 434	2 576
Deferred tax liabilities	75	298	32
Deferred revenue and other long-term liabilities	2 001	2 154	2 197
Deferred revenue	1 479	1 753	1 632
Defined benefit pension	426	368	530
Other	96	33	35
Provisions (note 10)	259	239	301
Non-current liabilities	5 019	5 125	5 107
Current portion of interest-bearing liabilities (notes 9, 13)	1	35	1
Short-term borrowing (note 9)	102	53	115
Other financial liabilities (note 9)	122	58	174
Current income tax liabilities	484	456	481
Accounts payable (note 9)	1 919	2 180	2 313
Accrued expenses, deferred revenue and other liabilities	3 560	4 786	3 632
Advance payments	942	895	869
Deferred revenue	1 130	916	960
Salaries and wages	580	538	807
Other	907	2 438	996
Provisions (note 10)	507	666	572
Current liabilities	6 695	8 235	7 288
Liabilities of disposal groups classified as held for sale	0	0	0
Total shareholders’ equity and liabilities	20 693	20 715	21 063

Interest-bearing liabilities, EUR million	2 788	2 522	2 692
Shareholders’ equity per share, EUR	2.46	1.96	2.36
Number of shares (1 000 shares, shares owned by Group companies are excluded)	3 624 012	3 714 051	3 648 143

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Cash flow from/(used in) operating activities
Profit for the period	348	2 511	526	2 282	3 476
Adjustments, total (note 14)	182	(2 414)	372	(2 194)	(2 262)
Change in net working capital (note 14)	(762)	1 210	(856)	1 269	1 153
Cash generated from operations (note 14)	(232)	1 307	42	1 357	2 367
Interest received	20	0	38	23	45
Interest paid	(48)	(223)	(32)	(313)	(336)
Other financial income and expenses, net	76	(53)	(330)	17	(165)
Income taxes, net paid	(74)	(240)	(175)	(432)	(636)
Net cash from/(used in) operating activities	(258)	791	(457)	652	1 275
Cash flow from/(used in) investing activities
Acquisition of businesses, net of acquired cash	0	(1)	(47)	(13)	(175)
Purchase of current investments, liquid assets	(1 066)	(1 683)	(2 003)	(1 709)	(2 977)
Purchase of non-current available-for-sale investments	(26)	(15)	(46)	(29)	(73)
Proceeds from (+) / payment of (-) other long-term loans receivable	0	0	(1)	0	7
Proceeds from (+) / payment of (-) short-term loans receivable	(9)	23	14	17	20
Capital expenditures (note 14)	(88)	(77)	(158)	(157)	(311)
Proceeds from disposal of businesses, net of disposed cash	46	2 372	46	2 372	2 508
Proceeds from disposal of shares in associated companies	0	0	0	6	7
Proceeds from maturities and sale of investments, liquid assets	1 112	232	1 893	631	1 774
Proceeds from sale of non-current available-for-sale investments	51	9	54	29	62
Proceeds from sale of property, plant and equipment and intangible assets	0	23	2	24	44
Dividends received	2	0	2	0	0
Net cash from/(used in) investing activities	22	883	(244)	1 171	886
Cash flow used in financing activities
Purchase of treasury shares	(9)	0	(173)	0	(427)
Purchase of a subsidiary’s equity instruments	(25)	0	(25)	0	(45)
Proceeds from long-term borrowings	(1)	12	203	14	79
Repayment of long-term borrowings	(22)	(955)	(23)	(2 713)	(2 749)
Proceeds from (+) / payment of (-) short-term borrowings	31	(9)	8	(78)	(42)
Dividends paid and other contributions to shareholders	(507)	0	(512)	(9)	(1 392)
Net cash used in financing activities	(533)	(952)	(522)	(2 786)	(4 576)
Foreign exchange adjustment	(37)	(4)	36	(59)	(48)
Net increase (+) / decrease (-) in cash and cash equivalents	(806)	718	(1 187)	(1 022)	(2 463)
Cash and cash equivalents at beginning of period	4 789	5 894	5 170	7 633	7 633
Cash and cash equivalents at end of period	3 983	6 611	3 983	6 611	5 170

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2014	246	614	(603)	434	80	3 115	2 580	6 466	193	6 659
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(98)	0	(47)	(145)	0	(145)
Translation differences	0	0	0	181	0	0	0	181	(4)	177
Net investment hedge losses, net of tax	0	0	0	(39)	0	0	0	(39)	0	(39)
Cash flow hedges, net of tax	0	0	0	0	(41)	0	0	(41)	0	(41)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	4	0	0	4	0	4
Other increase, net	0	0	0	0	0	0	40	40	0	40
Profit	0	0	0	0	0	0	2 272	2 272	10	2 282
Total comprehensive income/(loss)	0	0	0	142	(135)	0	2 265	2 272	6	2 278
Share-based payment	0	(12)	0	0	0	0	0	(12)	0	(12)
Settlement of performance and restricted shares	0	(15)	30	0	0	(21)	0	(6)	0	(6)
Dividends	0	0	0	0	0	0	(1 374)	(1 374)	0	(1 374)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(109)	(109)
Convertible bond - equity component	0	(82)	0	0	0	0	0	(82)	0	(82)
Other movements	0	(51)	0	0	0	0	51	0	0	0
Total of other equity movements	0	(160)	30	0	0	(21)	(1 322)	(1 473)	(109)	(1 582)
June 30, 2014	246	455	(573)	576	(55)	3 094	3 523	7 266	89	7 355

January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	73	0	0	73	0	73
Translation differences	0	0	0	424	0	0	0	424	5	429
Net investment hedge losses, net of tax	0	0	0	(129)	0	0	0	(129)	0	(129)
Cash flow hedges, net of tax	0	0	0	0	3	0	0	3	0	3
Available-for-sale investments, net of tax (note 9)	0	0	0	0	69	0	0	69	0	69
Other increase/(decrease), net	0	0	0	0	2	0	2	4	(1)	4
Profit	0	0	0	0	0	0	524	524	2	526
Total comprehensive income	0	0	0	296	146	0	526	968	6	974
Share-based payment	0	21	0	0	0	0	0	21	0	21
Settlement of performance and restricted shares	0	(3)	3	0	0	(2)	0	(1)	0	(1)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(507)	(507)	(5)	(512)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Total of other equity movements	0	(38)	257	0	0	(1)	(877)	(660)	(5)	(664)
June 30, 2015	246	401	(731)	1 395	168	3 081	4 359	8 919	59	8 979

Notes to Financial statements

1. Basis of preparation

The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2014, which have been prepared in accordance with IFRS as published by the IASB. The same accounting policies, methods of computation and applications of judgement are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2014.

These interim financial statements were authorized for issue by management on July 29, 2015.

Non-IFRS measures presented in this document exclude certain non-recurring items (special items) for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

We have three businesses: Nokia Networks, HERE, and Nokia Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies. We also present certain segment data for discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. HERE focuses on the development of location intelligence, location-based services and local commerce. Nokia Technologies is built on Nokia’s intellectual property rights (IPR) and brand and related licensing. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs. It also includes restructuring and associated charges for Nokia Networks business. Additionally, as a result of the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”), we report certain separate information for discontinued operations. After the closing of the Sale of the D&S Business, NSN (Nokia Solutions and Networks) was renamed Nokia Networks. Nokia reports financial information for the two operating and reportable segments within Nokia Networks; Mobile Broadband and Global Services. The Devices & Services business has been reported as discontinued operations.

On January 1, 2015, the Group completed the acquisition of the wireless network business from Panasonic in Japan. The business transfer included Panasonic’s LTE/3G wireless base station system business, related wireless equipment system business, fixed assets and business contracts with Panasonic’s customers as well as more than 300 Panasonic employees. The purchase accounting was not complete at the end of Q2 2015.

On April 15, 2015 Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies have entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

During the second quarter to 2015, the Group recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where the Group continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of the Group. During the first quarter 2015 the Group recorded a correction which increased the results of associated companies by EUR 25 million in the current period. This correction related to the results of an associate for the fourth quarter of 2014. Nokia had historically accounted for the results of the associated company in arrears as the results have not been material. The Group evaluated these items in relation to the current period as well as the periods in which they originated and determined that the corrections are immaterial to the consolidated financial statements in all periods.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

Currency exposures, Nokia Group, Continuing operations, approximately (unaudited)

	Q2’15		Q2’14		Q1’15
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~30%	~30%	~30%	~35%	~30%	~30%
USD	~40%	~35%	~30%	~35%	~35%	~30%
JPY	~5%	~5%	~10%	~5%	~10%	~5%
CNY	~10%	~10%	~5%	~10%	~10%	~10%
Other	~15%	~20%	~25%	~15%	~15%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q2’15 balance sheet rate 1 EUR = 1.12 USD

End of Q1’15 balance sheet rate 1 EUR = 1.08 USD

End of Q2’14 balance sheet rate 1 EUR = 1.35 USD

2. Non-IFRS to reported reconciliation (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude certain non-recurring items (special items) for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

				Group	Nokia
	Nokia Networks	HERE	Nokia Technologies	Common Functions	continuing operations
EUR million	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15
Non-IFRS Operating Profit	313	27	112	69	521
Restructuring, cost reduction & associated charges (1)	0	(6)	(4)	0	(11)
Amortization of acquired intangible assets (2)	(20)	(2)	0	0	(21)
Strategy review(3)	0	(2)	0	0	(2)
Divestment related cost of sales correction(4)	37	0	0	0	37
Transaction and related costs, including integration costs related to Alcatel-Lucent	0	0	0	(16)	(16)
Reported Operating Profit	331	17	107	53	508

Non-IFRS Profit					357
Total non-IFRS exclusions from Operating Profit					(13)
Tax(5)					9
Reported Profit					352

(1)Includes research and development costs of EUR 4 million and other income and expenses of EUR 6 million for charges related to cost reduction programs.

(2) Includes research and development expenses of EUR 8 million and selling, general and administrative expenses of EUR 12 million relating to amortization of acquired intangible assets and inventory.

(3) Includes research and development expenses of EUR 1 million and selling, general and administrative expenses of EUR 1 million relating to the strategic review of the business.

(4) Includes divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation)

(5) Includes tax impacts of the above special items.

				Group	Nokia
	Nokia Networks	HERE	Nokia Technologies	Common Functions	continuing operations
EUR million	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15
Non-IFRS Operating Profit	398	46	305	37	786
Restructuring, cost reduction & associated charges (1)	0	(12)	(4)	0	(16)
Amortization of acquired intangible assets (2)	(40)	(4)	0	0	(44)
Transaction and other related costs from the Sale of the D&S Business(3)	0	0	(1)	1	0
Strategy review(4)	0	(2)	0	0	(2)
Divestment related cost of sales correction(5)	37	0	0	0	37
Transaction and related costs, including integration costs related to Alcatel-Lucent	0	0	0	(16)	(16)
Reported Operating Profit	395	28	299	22	745

Non-IFRS Profit					556
Total non-IFRS exclusions from Operating Profit					(40)
Tax(6)					17
Reported Profit					533

(1)Includes research and development costs of EUR 4 million and other income and expenses of EUR 12 million for charges related to cost reduction programs.

(2) Includes cost of sales of EUR 2 million, research and development expenses of EUR 19 million and selling, general and administrative expenses of EUR 22 million relating to amortization of acquired intangible assets and inventory.

(3)Includes research and development expenses of EUR 1 million and selling, general and administrative income of EUR 1 million

(4) Includes research and development expenses of EUR 1 million and selling, general and administrative expenses of EUR 1 million relating to the strategic review of the business.

(5) Includes divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation)

(6) Includes tax impacts of the above special items.

3. Consolidated income statement (unaudited)

NOKIA GROUP, Continuing operations

		Non-IFRS			Non-IFRS			Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q2’15	Q2’15	Q2’15	Q2’14	Q2’14	Q2’14	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14
Net sales	3 210	(1)	3 209	2 942	0	2 942	6 406	(1)	6 405	5 606	0	5 606
Cost of sales(1)	(1 711)	37	(1 674)	(1 646)	(2)	(1 648)	(3 548)	36	(3 512)	(3 096)	(3)	(3 099)
Gross profit	1 498	37	1 535	1 295	(1)	1 294	2 858	34	2 892	2 510	(4)	2 506
% of net sales	46.7%		47.8%	44.0%		44.0%	44.6%		45.2%	44.8%		44.7%
Research and development expenses(2)	(654)	(15)	(669)	(571)	(9)	(580)	(1 329)	(25)	(1 354)	(1 141)	(28)	(1 169)
% of net sales	20%		21%	19%		20%	21%		21%	20%		21%
Selling, general and administrative expenses(3)	(436)	(28)	(464)	(369)	(19)	(388)	(837)	(38)	(875)	(720)	(46)	(766)
% of net sales	14%		14%	13%		13%	13%		14%	13%		14%
Other income and expenses(4)	113	(7)	106	(9)	(33)	(42)	93	(12)	81	2	(47)	(45)
Operating profit	521	(13)	508	346	(62)	284	786	(41)	745	651	(125)	526
% of net sales	16.2%		15.8%	11.8%		9.7%	12.3%		11.6%	11.6%		9.4%
Share of results of associated companies	(5)	0	(5)	(5)	0	(5)	14	0	14	(6)	0	(6)
Financial income and expenses	(29)	0	(29)	(81)	(180)	(261)	(49)	0	(49)	(155)	(180)	(335)
Profit before tax	487	(13)	474	260	(243)	17	751	(41)	710	490	(305)	185
Income tax expense(5)	(130)	9	(121)	(45)	1	(44)	(194)	17	(177)	(104)	2	(102)
Profit/(loss) from continuing operations	357	(5)	352	215	(242)	(27)	556	(23)	533	386	(302)	84
Equity holders of the parent	355	(4)	351	213	(241)	(28)	554	(23)	531	382	(302)	80
Non-controlling interests	2	0	2	2	0	2	2	0	2	4	0	4
Depreciation and amortization	(62)	(21)	(83)	(53)	(17)	(70)	(124)	(41)	(165)	(108)	(42)	(150)
EBITDA	578	8	586	394	(46)	348	924	0	924	753	(82)	671
Share-based payment	17	0	17	12	0	12	33	0	33	28	0	28

(1) Divestment related cost of sales correction of EUR 37 million in Q2’15. Revenue deferrals and related costs of EUR 1 million in Q2’15 and amortization of inventory of EUR 2 million in Q1’15. Transaction and other related costs of EUR 2 million in Q2’14 and EUR 2 million in Q1’14 from the Sale of the D&S Business.

(2)Amortization of acquired intangible assets and other purchase price accounting related items of EUR 11 million in Q2’15 and EUR 9 million in Q1’15 and EUR 7 million in Q2’14 and EUR 12 million Q1’14. Transaction and other related costs of EUR 5 million in Q2’15 and EUR 2 million in Q2’14 and EUR 7 million in Q1’14.

(3)Amortization of acquired intangible asset of EUR 10 million in Q2’15 and EUR 10 million in Q1’15 and EUR 10 million in Q2’14 and EUR 12 million in Q1’14. Transaction and other related costs and transformation costs of EUR 17 million in Q2’15 and EUR 9 million in Q2’14 and EUR 14 million in Q1’14.

(4)Charges related to cost reduction programs of EUR 7 million in Q2’15 and EUR 6 million in Q1’15 and restructuring of EUR 34 million in Q2’14 and EUR 18 million in Q1’14. Transaction and other related cost reversals of EUR 4 million in Q1’14.

(5)Includes tax impacts of the above special items.

NOKIA NETWORKS (unaudited)

		Non-IFRS			Non-IFRS			Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
	Q2’15	Q2’15	Q2’15	Q2’14	Q2’14	Q2’14	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14
Net sales	2 730	0	2 730	2 566	0	2 566	5 403	0	5 403	4 894	0	4 894
Cost of sales(1)	(1 639)	38	(1 601)	(1 589)	0	(1 589)	(3 410)	36	(3 374)	(2 995)	0	(2 995)
Gross profit	1 092	37	1 129	977	0	977	1 993	35	2 028	1 899	0	1 899
% of net sales	40.0%		41.4%	38.1%		38.1%	36.9%		37.5%	38.8%		38.8%

Research and development expenses(2)	(465)	(8)	(473)	(406)	(7)	(413)	(961)	(16)	(977)	(827)	(19)	(846)
% of net sales	17%		17%	16%		16%	18%		18%	17%		17%

Selling, general and administrative expenses(3)	(324)	(11)	(335)	(280)	(8)	(288)	(630)	(22)	(652)	(564)	(17)	(581)
% of net sales	12%		12%	11%		11%	12%		12%	12%		12%

Other income and expenses(4)	10	0	10	(9)	(34)	(43)	(4)	0	(4)	(11)	(49)	(60)
Operating profit	313	18	331	281	(48)	233	398	(3)	395	497	(85)	412
% of net sales	11.5%		12.1%	11.0%		9.1%	7.4%		7.3%	10.2%		8.4%
Depreciation and amortization	(48)	(20)	(68)	(40)	(14)	(54)	(94)	(38)	(132)	(83)	(36)	(119)
Share of results of associated companies	(3)	0	(3)	(4)	0	(4)	27	0	27	(5)	0	(5)
EBITDA	358	37	395	318	(35)	283	519	36	555	576	(49)	527

(1) Divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation) in Q2’15. Amortization of inventory of EUR 2 million in Q1’15.

(2) Amortization of acquired intangible assets and other purchase price accounting related items of EUR 8 million in Q2’15 and EUR 7 million in Q1’15 and EUR 6 million in Q2’14 and EUR 12 million Q1’14.

(3) Amortization of acquired intangible asset of EUR 11 million in Q2’15 and EUR 10 million in Q1’15 and EUR 8 million in Q2’14 and EUR 10 million in Q1’14.

(4) Charges related to cost reduction and restructuring programs of EUR 34 million in Q2’14 and EUR 15 million in Q1’14.

HERE (unaudited)

		Non-IFRS			Non-IFRS			Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q2’15	Q2’15	Q2’15	Q2’14	Q2’14	Q2’14	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14
Net sales(1)	291	(1)	290	233	(1)	232	552	(1)	551	442	(1)	441
Cost of sales(1)	(74)	0	(74)	(59)	(1)	(60)	(142)	0	(142)	(105)	(3)	(108)
Gross profit	216	0	216	174	(2)	172	410	(1)	409	336	(3)	333
% of net sales	74.2%		74.5%	74.7%		74.1%	74.3%		74.2%	76.0%		75.5%

Research and development expenses(2)	(138)	(2)	(140)	(131)	(2)	(133)	(266)	(3)	(269)	(248)	(7)	(255)
% of net sales	47%		48%	56%		57%	48%		49%	56%		58%

Selling, general and administrative expenses(3)	(50)	(1)	(51)	(41)	(4)	(45)	(98)	(1)	(99)	(78)	(7)	(85)
% of net sales	17%		18%	18%		19%	18%		18%	18%		19%

Other income and expenses(4)	(1)	(6)	(7)	(2)	(1)	(3)	(1)	(12)	(13)	0	(5)	(5)
Operating profit/(loss)	27	(10)	17	0	(9)	(9)	46	(18)	28	10	(22)	(12)
% of net sales	9.3%		5.9%	0.0%		(3.9)%	8.3%		5.1%	2.3%		(2.7)%
Depreciation and amortization	(11)	(2)	(13)	(12)	(4)	(16)	(23)	(3)	(26)	(24)	(7)	(31)
Share of results of associated companies	0	0	0	0	0	0	0	0	0	0	0	0
EBITDA	38	(8)	30	13	(7)	6	69	(15)	54	34	(15)	19

(1)Revenue deferrals and related costs of EUR 1 million in Q2’15 and Q1’15 as well as Q2’14 and Q1’14.

(2)Transaction and other related costs of EUR 1 million in Q2’15 and Q1’15 and EUR 2 million in Q2’14 and EUR 4 million in Q1’14.

(3)Strategy review costs of EUR 1 million in Q2’15 and intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ of EUR 3 million in Q2’14 and in Q1’14. Transaction and other related costs of EUR 1 million in Q2’14.

(4)Charges relating to cost reduction programs of EUR 7 million in Q2’15 and EUR 6 million in Q1’15 and EUR 1 million in Q2’14 and EUR 3 million in Q1’14.

NOKIA TECHNOLOGIES (unaudited)

	Non-	Non-IFRS		Non-	Non-IFRS		Non- IFRS	Non-IFRS		Non- IFRS	Non-IFRS	Reported
	IFRS	Exclusions	Reported	IFRS	Exclusions	Reported	Q1-	Exclusions	Reported	Q1-	Exclusions	Q1-
EUR million	Q2’15	Q2’15	Q2’15	Q2’14	Q2’14	Q2’14	Q2’15	Q1-Q2’15	Q1-Q2’15	Q2’14	Q1-Q2’14	Q2’14
Net sales	193	0	193	147	0	147	459	0	459	278	0	278
Cost of sales	(2)	0	(2)	(2)	0	(2)	(4)	0	(4)	(4)	0	(4)
Gross profit	191	0	191	145	0	145	455	0	455	274	0	274
% of net sales	99.0%		99.0%	98.6%		98.6%	99.1%		99.1%	98.6%		98.6%

Research and development expenses(1)	(51)	(5)	(56)	(34)	0	(34)	(102)	(5)	(107)	(66)	(3)	(69)
% of net sales	26%		29%	23%		23%	22%		23%	24%		25%

Selling, general and administrative expenses(2)	(28)	0	(28)	(15)	0	(15)	(49)	0	(49)	(23)	(1)	(24)
% of net sales	15%		15%	10%		10%	11%		11%	8%		9%

Other income and expenses	0	0	0	0	0	0	0	0	0	(2)	0	(2)
Operating profit	112	(5)	107	96	0	96	305	(6)	299	182	(3)	179
% of net sales	58.0%		55.4%	65.3%		65.3%	66.4%		65.1%	65.5%		64.4%
Depreciation and amortization	(1)	0	(1)	0	0	0	(3)	0	(3)	0	0	0
Share of results of associated companies	0	0	0	0	0	0	0	0	0	0	0	0
EBITDA	113	(4)	109	96	0	96	308	(6)	302	182	(3)	179

(1)Charges related to cost reduction programs of EUR 5 million in Q2’15. Transaction and other related costs of EUR 1 million in Q1’15 and EUR 3 million in Q1’14.

(2)Transaction and other related costs of EUR 1 million in Q1’15 and in Q1’14.

GROUP COMMON FUNCTIONS (unaudited)

		Non-IFRS		Non-	Non-IFRS		Non- IFRS	Non-IFRS Exclusions	Reported	Non- IFRS	Non-IFRS Exclusions	Reported
	Non-IFRS	Exclusions	Reported	IFRS	Exclusions	Reported	Q1-	Q1-	Q1-	Q1-	Q1-	Q1-
EUR million	Q2’15	Q2’15	Q2’15	Q2’14	Q2’14	Q2’14	Q2’15	Q2’15	Q2’15	Q2’14	Q2’14	Q2’14
Net sales	0	0	0	0	0	0	0	0	0	1	0	1
Cost of sales	0	0	0	0	0	0	0	0	0	(1)	0	(1)
Gross profit	0	0	0	0	0	0	0	0	0	1	0	1

Research and development expenses	0	0	0	0	0	0	0	0	0	0	0	0

Selling, general and administrative expenses(1)	(35)	(16)	(51)	(33)	(8)	(41)	(61)	(14)	(75)	(57)	(20)	(77)

Other income and expenses(2)	104	0	104	2	3	5	98	0	98	17	6	23
Operating profit/(loss)	69	(16)	53	(31)	(5)	(36)	37	(15)	22	(39)	(14)	(53)

Depreciation and amortization	(1)	0	(1)	0	0	0	(4)	0	(4)	(1)	0	(1)
Share of results of associated companies	(2)	0	(2)	(1)	0	(1)	(13)	0	(13)	(1)	0	(1)
EBITDA	68	(16)	52	(32)	(5)	(37)	28	(15)	13	(39)	(15)	(54)

(1)Transaction and other related costs and cost reversals of EUR 16 million in Q2’15 relating to the Alcatel-Lucent transaction and EUR 1 million in Q1’15 and EUR 8 million in Q2’14 and EUR 13 million in Q1’14 relating to the sale of Devices & Services business.

(2)Transaction and other related cost reversals of EUR 4 million in Q1’14. Gain on sale of fixed assets of EUR 3 million in Q2’14.

4. Segment information and eliminations, Continuing Operations (unaudited)

Q2 2015

	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks Total	HERE	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS(1)	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15	Q2’15
Net sales	1 391	1 337	2	2 730	291	193	0	(4)	3 210	(1)	3 209
Costs and expenses	(1 272)	(1 155)	0	(2 427)	(262)	(81)	(35)	4	(2 802)	(5)	(2 807)
Other income and expenses	3	3	4	10	(1)	0	104	0	113	(7)	106
Operating profit/(loss)	122	185	6	313	27	112	69	0	521	(13)	508
% of net sales	8.8%	13.8%	300.0%	11.5%	9.3%	58.0%			16.2%		15.8%
Depreciation and amortization	(38)	(10)	0	(48)	(11)	(1)	(1)	0	(62)	(21)	(83)

Q2 2014

	Mobile	Global	Nokia Networks	Nokia Networks		Nokia	Group Common				Nokia Continuing
	Broadband	Services	Other	Total	HERE	Technologies	Functions		Total	Exclusions	Operations
	Non-IFRS	Non-IFRS	Non-IFRS(1)	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14	Q2’14
Net sales	1 357	1 189	20	2 566	233	147	0	(4)	2 942	0	2 942
Costs and expenses	(1 248)	(1 022)	(7)	(2 276)	(231)	(51)	(33)	4	(2 587)	(29)	(2 616)
Other income and expenses	(4)	(2)	(2)	(9)	(2)	0	2	0	(9)	(33)	(42)
Operating profit/(loss)	105	165	11	281	0	96	(31)	0	346	(62)	284
% of net sales	7.7%	13.9%	55.0%	11.0%	0.0%	65.3%			11.8%		9.7%
Depreciation and amortization	(31)	(8)	0	(40)	(12)	0	0	0	(53)	(17)	(70)

(1)Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

Segment information and eliminations, Continuing Operations (unaudited)

January-June 2015

	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks	HERE	Nokia Technologies	Group Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS(1)	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15	Q1-Q2’15
Net sales	2 772	2 628	3	5 403	552	459	0	(7)	6 406	(1)	6 405
Costs and expenses	(2 652)	(2 347)	(3)	(5 001)	(505)	(154)	(61)	7	(5 713)	(28)	(5 741)
Other income and expenses	(1)	(1)	(1)	(4)	(1)	0	98	0	93	(12)	81
Operating profit/(loss)	119	280	(1)	398	46	305	37	0	786	(41)	745
% of net sales	4.3%	10.7%	(33.3)%	7.4%	8.3%	66.4%			12.3%		11.6%
Depreciation and amortization	(75)	(20)	0	(94)	(23)	(3)	(4)	0	(124)	(41)	(165)

January-June 2014

	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks	HERE	Nokia Technologies	Group Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS(1)	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14	Q1-Q2’14
Net sales	2 607	2 258	29	4 894	442	278	0	(7)	5 606	0	5 606
Costs and expenses	(2 396)	(1 976)	(14)	(4 385)	(431)	(93)	(57)	9	(4 958)	(77)	(5 035)
Other income and expenses	(3)	(2)	(5)	(11)	0	(2)	17	(1)	2	(47)	(45)
Operating profit/(loss)	208	280	10	497	10	182	(39)	0	651	(125)	526
% of net sales	8.0%	12.4%	34.5%	10.2%	2.3%	65.5%			11.6%		9.4%
Depreciation and amortization	(65)	(17)	0	(83)	(24)	0	(1)	0	(108)	(42)	(150)

(1)Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

5. NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, reported (unaudited)

			YoY		QoQ			YoY
EUR million	Q2’15	Q2’14	change	Q1’15	change	Q1-Q2’15	Q1-Q2’14	change	2014
Europe	1 008	901	12%	986	2%	1 994	1 746	14%	3 885
Middle East & Africa	307	247	24%	244	26%	551	440	25%	1 099
Greater China	381	307	24%	369	3%	750	601	25%	1 410
Asia-Pacific	795	836	(5)%	901	(12)%	1 696	1 619	5%	3 364
North America	470	418	12%	482	(2)%	952	745	28%	1 920
Latin America	248	232	7%	214	16%	461	454	2%	1 053
Total	3 209	2 942	9%	3 196	0%	6 405	5 606	14%	12 732

6. PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations (unaudited)

	June 30,	June 30,	YoY	March	QoQ	December 31,
	2015	2014	change	31, 2015	change	2014
Europe	24 557	22 489	9%	24 007	2%	23 499
Middle East & Africa	2 425	2 455	(1)%	2 430	0%	2 434
Greater China	9 429	8 370	13%	9 429	0%	9 578
Asia-Pacific	18 736	15 247	23%	18 329	2%	17 351
North America	5 905	4 909	20%	5 632	5%	5 652
Latin America	2 951	3 129	(6)%	2 956	0%	3 142
Total	64 003	56 599	13%	62 783	2%	61 656

7. PERSONNEL BY SEGMENT, NOKIA GROUP, Continuing operations (unaudited) (1)

	June 30,	June 30,	YoY	March	QoQ	December 31,
	2015	2014	change	31, 2015	change	2014
Nokia Networks	56 376	49 316	14%	55 315	2%	54 218
HERE	6 454	6 047	7%	6 301	2%	6 257
Nokia Technologies	591	619	(5)%	647	(9)%	592
Group Common Functions	582	617	(6)%	520	12%	589
Total	64 003	56 599	13%	62 783	2%	61 656

(1) Personnel by segment for Group common functions on June 30, 2014 and December 31, 2014 have been restated to account for a transfer from Nokia Networks to Group Common Functions.

8. DISCONTINUED OPERATIONS

In September 2013, Nokia announced the Sale of the D&S Business. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the final scope of the transaction. The sale was completed on April 25, 2014.

Results of discontinued operations, reported (unaudited)

EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Net sales	0	497	0	2 426	2 458
Cost of sales	0	(434)	(1)	(2 050)	(2 086)
Gross profit/(loss)	0	63	(1)	376	372
Research and development expenses	0	(85)	0	(354)	(354)
Selling, general and administrative expenses	(3)	(94)	(6)	(431)	(447)
Gain from the Sale of the D&S Business	0	0	0	0	3 175
Other income and expenses	4	3 190	10	3 158	(107)
Operating profit	2	3 074	3	2 749	2 639
Financial income and expense(1)	0	(212)	0	(203)	(207)
Income tax expense(2)	(6)	(325)	(10)	(347)	(127)
(Loss)/profit	(4)	2 537	(7)	2 198	2 305
Depreciation and amortization	0	0	0	0	0

(1)Financial income and expenses in 2014 include exchange differences of EUR 212 million reclassified from other comprehensive income to profit and loss as a consequence of the disposal.

(2)Income taxes in 2014 include EUR 160 million of taxes resulting from the Sale of the D&S Business.

Cash flows from / used in discontinued operations (unaudited)

	Reported	Reported	Reported	Reported	Reported
EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Net cash used in operating activities	(10)	(664)	0	(1 001)	(1 054)
Net cash from investing activities	45	2 372	45	2 339	2 480
Net cash used in financing activities	0	0	0	(9)	(9)
Net cash flow	35	1 708	45	1 329	1 417

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value(1)
At June 30, 2015, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	13	0	0	0	13	13
Available-for-sale investments, carried at fair value	0	727	0	0	0	727	727
Available-for-sale investments, carried at cost less impairment	0	277	0	0	0	277	277
Long-term loans receivable	0	0	0	48	0	48	41
Accounts receivable	0	0	0	3 602	0	3 602	3 602
Current portion of long-term loans receivable	0	0	0	2	0	2	2
Other current financial assets, derivatives	0	0	105	0	0	105	105
Other current financial assets, other	0	0	0	16	0	16	16
Investments at fair value through profit and loss, liquid assets	0	0	570	0	0	570	570
Available-for-sale investments, liquid assets carried at fair value	2 065	0	0	0	0	2 065	2 065
Cash and cash equivalents carried at fair value	3 983	0	0	0	0	3 983	3 983
Total financial assets	6 048	1 017	675	3 668	0	11 408	11 401
Long-term interest-bearing liabilities	0	0	0	0	2 685	2 685	4 012
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	102	102	102
Other financial liabilities, derivatives	0	0	122	0	0	122	122
Accounts payable	0	0	0	0	1 919	1 919	1 919
Total financial liabilities	0	0	122	0	4 707	4 829	6 156

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non-observable data
At June 30, 2015, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	13	0	0	13
Available-for-sale investments, carried at fair value	3	14	710	727
Other current financial assets, derivatives	0	105	0	105
Investments at fair value through profit and loss, liquid assets	570	0	0	570
Available-for-sale investments, liquid assets carried at fair value	2 053	11	0	2 064
Cash and cash equivalents carried at fair value	3 983	0	0	3 983
Total assets	6 622	130	710	7 462
Other financial liabilities, derivatives	0	122	0	122
Total liabilities	0	122	0	122

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

	Carrying amounts						Fair value(1)
At December 31, 2014, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	14	0	0	0	14	14
Available-for-sale investments, carried at fair value	0	571	0	0	0	571	571
Available-for-sale investments, carried at cost less impairment	0	244	0	0	0	244	244
Long-term loans receivable	0	0	0	34	0	34	28
Accounts receivable	0	0	0	3 429	0	3 429	3 429
Current portion of long-term loans receivable	0	0	0	1	0	1	1
Other current financial assets, derivatives	0	0	241	0	0	241	241
Other current financial assets, other	0	0	0	25	0	25	25
Investments at fair value through profit and loss, liquid assets	0	0	418	0	0	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	0	0	0	0	2 127	2 127
Cash and cash equivalents carried at fair value	5 170	0	0	0	0	5 170	5 170
Total financial assets	7 297	829	659	3 489	0	12 274	12 268
Long-term interest-bearing liabilities	0	0	0	0	2 576	2 576	4 058
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	115	115	115
Other financial liabilities, derivatives	0	0	174	0	0	174	174
Accounts payable	0	0	0	0	2 313	2 313	2 313
Total financial liabilities	0	0	174	0	5 005	5 179	6 661

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments. The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2014, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	14	0	0	14
Available-for-sale investments, carried at fair value	1	13	557	571
Other current financial assets, derivatives	0	241	0	241
Investments at fair value through profit and loss, liquid assets	418	0	0	418
Available-for-sale investments, liquid assets carried at fair value	2 115	11	0	2 126
Cash and cash equivalents carried at fair value	5 170	0	0	5 170
Total assets	7 718	265	557	8 540
Other financial liabilities, derivatives	0	174	0	174
Total liabilities	0	174	0	174

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Level 3 includes a large number of investments in unlisted equities and unlisted funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate.

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may significantly impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EUR million	Other available-for-sale investments carried at fair value
Balance at December 31, 2014	557
Total gains in income statement	100
Total gains recorded in other comprehensive income	54
Purchases	25
Sales	(51)
Other movements	25
Balance at June 30, 2015	710

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 2 million (net loss of EUR 2 million in 2014) related to level 3 financial instruments held at June 30, 2015, was included in the profit and loss during 2015.

10. PROVISIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation and IPR infringements	Material liability	Other	Total
At January 1, 2014	443	0	94	152	70	19	144	922
Translation differences	2	0	0	0	2	0	0	4
Reclassification(1)	14	0	0	0	(14)	0	0	0
Additional provisions	58	142	16	49	6	9	35	315
Changes in estimates	(22)	0	(5)	(22)	(6)	(4)	(9)	(68)
Charged to income statement	36	142	11	27	0	5	26	247
Utilized during period	(165)	0	(20)	(67)	(1)	(5)	(10)	(268)
At June 30, 2014	330	142	85	112	57	19	160	905

At January 1, 2015	247	137	117	107	68	24	173	873
Translation differences	(1)	(2)	2	0	(3)	0	7	3
Reclassification	(6)	(5)	0	0	6	0	1	(4)
Additional provisions	8	25	17	5	3	21	36	115
Changes in estimates	(7)	(18)	(11)	(15)	(12)	(8)	(8)	(79)
Charged to income statement	1	7	6	(10)	(9)	13	28	36
Utilized during period	(58)	(10)	(18)	(16)	(2)	(8)	(31)	(143)
At June 30, 2015	183	127	107	81	60	29	178	765

(1) EUR 14 million has been reclassified from litigation and IPR infringements to restructuring to better reflect the nature of these items.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, Provisions, of our Annual Report on Form 20-F for 2014 and section “Operating and financial review and prospects—Liquidity and capital resources” on page 64 of our Annual Report on Form 20-F for 2014, respectively. LG Electronics has agreed to take a royalty-bearing smartphone patent license from Nokia Technologies in June 2015. The detailed royalty payment obligations will be subject to commercial arbitration. There have not occurred any other significant changes to other material contingencies and off-balance sheet arrangements.

11. COMMITMENTS AND CONTINGENCIES, Nokia Group (unaudited)

EUR million	June 30, 2015	June 30, 2014	December 31, 2014
Collateral for own commitments
Assets pledged	14	9	10
Contingent liabilities on behalf of Group companies
Other guarantees	667	749	673
Contingent liabilities on behalf of associated companies
Financial guarantees	14	16	13
Contingent liabilities on behalf of other companies
Financial guarantees	6	13	6
Other guarantees	166	117	165
Leasing obligations	621	536	542
Financing commitments
Customer finance commitments	156	6	155
Venture fund commitments	266	278	274

The amounts above represent the maximum principal amount of commitments and contingencies.

12. RELATED PARTY TRANSACTIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

Significant related party transactions with associated companies for the six months ended June 30, 2015 include Share of results of associated companies of EUR 14 million income (EUR 6 million expense for six months ended June 30, 2014, EUR 12 million expense for the year ended December 31, 2014) and Purchases from associated companies of EUR 129 million (EUR 109 million for six months ended June 30, 2014, EUR 305 million for year ended December 31, 2014).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to Note 1, Accounting principles and Note 33, Principal Group companies, of our Annual Report on Form 20-F for 2014.

Nokia has related party transactions with a pension fund and the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund nor to management and Board of Directors’ compensation since December 31, 2014.  Refer to note 34, Related party transactions, and section “Compensation” on page 92 of our Annual Report on Form 20-F for 2014.

13. INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations (unaudited)

EUR million	Issuer/Borrower	Final Maturity	June 30, 2015	June 30, 2014	December 31, 2014
Revolving Credit Facility (EUR 1 500 million)(1)	Nokia Corporation	June 2018	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	447	369	412
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	894	738	824
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750	750
Differences between Bond nominal and carrying values(2)	Nokia Corporation		24	2	21
Other liabilities(3)	Nokia Corporation and various subsidiaries		173	163	185
Total			2 788	2 522	2 692

(1) In June 2015 Nokia refinanced its undrawn EUR 1 500 million Revolving Credit Facility maturing in March 2016 with new similar size Facility maturing in June 2018. The new facility has two one year extension options, no financial covenants and it remains undrawn.

(2) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

(3) This line includes also EUR 4 million (EUR 2 million and EUR 8 million, June 30, 2014 and December 31, 2014 respectively) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Solutions and Networks continues to perform services within a contractually defined scope for a specified timeframe.

Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

In 2014, cash generated from operations included EUR 1 650 million cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the Sale of the D&S Business to Microsoft.

The capital expenditure cash outflow in 2014 includes EUR 33 million capital expenditure cash outflows relating to discontinued operations.

In 2014 proceeds from the Sale of the D&S Business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

EUR million	Q2’15	Q2’14	Q1-Q2’15	Q1-Q2’14	2014
Adjustments for(1)
Depreciation and amortization	83	70	165	149	297
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(127)	(64)	(129)	(83)	(56)
Income tax expense/(benefit)	126	369	187	449	(1 281)
Share of results of associated companies	5	6	(14)	6	12
Financial income and expenses	42	475	60	539	600
Transfer from hedging reserve to sales and cost of sales	36	(14)	55	(31)	(10)
Impairment charges	0	60	4	60	1 335
Gain on the Sale of the D&S Business	0	(3 399)	0	(3 399)	(3 386)
Asset retirements	2	3	3	4	8
Share-based payment	12	(11)	22	9	37
Restructuring related charges(2)	0	72	0	82	115
Other income and expenses	3	19	19	21	67
Total	182	(2 414)	372	(2 194)	(2 262)
Change in net working capital
(Increase)/decrease in short-term receivables	(140)	31	(82)	187	115
Decrease/(increase) in inventories	8	(246)	13	(389)	(462)
(Decrease)/increase in interest-free short-term liabilities	(630)	1 425	(787)	1 471	1 500
Total	(762)	1 210	(856)	1 269	1 153

(1) Adjustments for continuing and discontinued operations.

(2) The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent, including closing conditions, related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies, including the review of strategic options for our HERE business; D) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business and operations of the Combined company; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; J) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business; 3) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 4) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 5) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 6) our exposure to regulatory, political or other developments in various countries or regions; 7) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies, and litigation related to IPR; 9) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 11) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 12) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 13) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 14) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 16) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness; 17) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 18) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 19) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 20) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 21) Nokia Networks’ ability to manage its manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 22)

Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting its customers’ needs; 23) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 24) adverse developments resulting from or in connection with the review of strategic options for our HERE business, including those related to a potential divestment of the HERE business; 25) the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently; 26) HERE’s dependence on the overall automotive market developments and customer business conditions; 27) HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements; 28) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 29) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 30) Nokia Technologies’ dependence on adequate regulatory protection for patented or other proprietary technologies; 31) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; and 32) and the impact on the Combined company (after giving effect to the Proposed transaction) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorised for issue by management on July 29, 2015.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com

Nokia plans to publish its third quarter 2015 results on October 29, 2015.

Enclosures:

Nokia stock exchange release dated July 30, 2015:

Nokia Corporation Interim Report for Q2 2015 and January-June 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal